     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On January 23, 2007, The PNC Financial Services Group, Inc. (“PNC”) issued the attached press release and supplementary information announcing its earnings and business for the quarter and year ended December 31, 2006, and presentation materials from an accompanying presentation to investors.

                                                                                                                                                                                                            Exhibit 99.1

CONTACTS: MEDIA: Brian E. Goerke (412) 762-4550 corporate.communications@pnc.com INVESTORS: William H. Callihan (412) 762-8257 investor.relations@pnc.com

PNC 2006 DILUTED EPS OF $8.73 SETS ALL-TIME RECORD

Adjusted diluted EPS of $5.06 excludes net effects of BlackRock transaction and balance sheet repositioning

Total assets exceed $100 billion for first time

     PITTSBURGH, Jan. 23, 2007 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported record 2006 net income of $2.6 billion, or $8.73 per diluted share, compared with 2005 net income of $1.3 billion, or $4.55 per diluted share.

     PNC earned adjusted net income of $1.5 billion, or $5.06 per diluted share, for the year. Adjusted net income for 2006 excluded, after-tax, a $1.3 billion gain on the BlackRock/Merrill Lynch Investment Managers (MLIM) transaction, a $127 million loss on the repositioning of PNC’s securities portfolio, $47 million in BlackRock/MLIM transaction integration costs and a $31 million loss on the repositioning of PNC’s mortgage loan portfolio, as noted in the adjustments on page 13 of this release.

     Net income for the fourth quarter of 2006 was $376 million, or $1.27 per diluted share. Excluding BlackRock/MLIM transaction integration costs of $8 million after-tax, adjusted net income for the fourth quarter of 2006 was $384 million, or $1.30 per diluted share. Net income was $355 million, or $1.20 per diluted share, in the fourth quarter of 2005.

     “PNC delivered extraordinary value to its shareholders in 2006,” said PNC Chairman and Chief Executive Officer James E. Rohr. “Total return was among the best in the industry. We grew customers, revenue, and average loans and deposits compared with 2005. At the same time, we accomplished key strategic initiatives. The completion of the BlackRock/MLIM transaction, the announcement of our planned Mercantile acquisition and our continuing success in risk management position us well for the years ahead.”

HIGHLIGHTS

  Total PNC assets exceeded $100 billion for the first time. We believe this further confirms PNC’s position among an elite group of U.S. banks with the scale to compete in a consolidating industry.
  Average loans of $49.0 billion for the fourth quarter of 2006 increased $210 million compared with the fourth quarter 2005. Average loans increased $2.1 billion, or 4 percent, compared with the prior year fourth quarter excluding the effect of a $1.9 billion decrease in residential mortgage loans related to PNC’s third quarter balance sheet repositioning. The increase was largely due to growth in commercial and commercial real estate loans.
  Average deposits for the fourth quarter increased $4.2 billion, or 7 percent, compared with the same quarter in the prior year, primarily as a result of an increase in interest-bearing deposits as customers continued to shift deposits to higher-return accounts. Average noninterest-bearing deposits increased $770 million, or 5 percent, compared with the fourth quarter of 2005.
  Asset quality remained very strong. Nonperforming loans decreased $20 million, or 12 percent, compared with September 30, 2006, to .29 percent of total loans.
  PNC’s integration of Mercantile Bankshares Corporation is progressing on track and has achieved several important objectives, including identifying leadership personnel for key positions within the Mercantile service territory. PNC’s priority for the integration is the retention of customers and customer-facing staff. The transaction is expected to close in March of 2007.

     Return on average common shareholders’ equity for the year was 27.97 percent, or 16.24 percent, as adjusted. Return on average common shareholders’ equity for 2005 was 16.58 percent. For the fourth quarter of 2006, return on average common shareholders’ equity was 13.82 percent, or 14.10 percent, as adjusted. The return on average common shareholders’ equity was 16.91 percent for the fourth quarter of 2005. The decline of the return from the fourth quarter of 2005 to the fourth quarter of 2006 was due to the significant increase in equity resulting from the BlackRock/MLIM transaction.

     As described on page 9 of this news release, the Consolidated Financial Highlights accompanying this news release include several new and reformatted schedules to reconcile the reported and adjusted results, including adjusted results referred to in this news release, and to provide information illustrating the impact of the equity method of accounting for BlackRock.

BUSINESS SEGMENT RESULTS

Retail Banking

Retail Banking earned $184 million for the quarter, compared with $195 million for the year-ago quarter and $206 million for the third quarter of 2006. The decreases when compared with the prior year fourth quarter and the prior quarter were largely the result of an increase in the provision for credit losses due to small business commercial loan growth. Revenue growth, primarily driven by fee income, was substantially offset by higher expenses associated with increased fee income and business growth initiatives. These initiatives included continued expansion of the Private Client Group and branch network, the launch of a refined set of checking products, a new PNC branded credit card, and an increase to majority ownership of the merchant services business.
     Full year 2006 earnings increased $83 million, to $765 million, a 12 percent increase in earnings. Compared with the full year 2005, revenue increased 9 percent, while noninterest expense increased 6 percent, creating positive operating leverage.

Retail Banking highlights:

  Checking relationships grew by a net 20,000 compared with a year ago and declined slightly since September 30, 2006, as PNC focused on consolidating low-activity, low-balance accounts and sought higher quality relationships.
  Small business lending continues to be an area of growth; loan balances grew 13 percent over the prior year quarter and 2 percent over the linked quarter.
  Average deposit balances increased $1.7 billion, or 4 percent, compared with the prior year fourth quarter and $596 million, or 1 percent, from the prior quarter. In the current rate environment, certificates of deposit have been the major growth product over the periods of comparison.
  Assets under management were $54 billion at December 31, 2006, an increase of $5 billion, or 10 percent, compared with December 31, 2005 and an increase of $2 billion, or 4 percent, compared with September 30, 2006. Customer assets in brokerage accounts totaled $46 billion at December 31, 2006 compared with $42 billion at December 31, 2005 and $44 billion at September 30, 2006.
  Noninterest income for the fourth quarter of 2006 increased $42 million, or 12 percent, compared with the prior year quarter and $16 million, or 4 percent, compared with the third quarter of 2006. The growth in fee income from the prior year fourth quarter was driven by higher gains from asset sales, higher revenue from our brokerage and asset management businesses given the favorable equity markets, and new business initiatives.
  Noninterest expense for the fourth quarter of 2006 increased $37 million, or 9 percent, compared with the prior year fourth quarter and $15 million, or 3 percent, compared with the third quarter of 2006. The growth in expenses for both comparisons was primarily a result of expenses directly associated with fee income related businesses and a number of growth initiatives in the business.
  Asset quality in the Retail Banking segment continues to be very strong.

Corporate & Institutional Banking

Corporate & Institutional Banking earned $463 million in 2006, compared with $480 million in 2005. The 2005 results included the after-tax benefit of a large loan recovery of $34 million recognized in the second quarter. Earnings grew 7 percent year over year excluding the provision for credit losses of $27 million after tax in 2006 and net recovery of credit losses of $20 million after tax in 2005.

     Corporate & Institutional Banking earned $129 million in the fourth quarter, compared with $108 million in the fourth quarter of the prior year and $113 million in the third quarter of 2006. The increase when compared with the fourth quarter of 2005 was largely the result of a decrease in provision for credit losses and increases in corporate service fees and net interest income, partly offset by an increase in noninterest expense. The earnings increase compared with the prior quarter was primarily attributable to growth in fee and trading revenue, partly offset by an increase in noninterest expense.

Corporate & Institutional Banking highlights:

  Noninterest income increased 17 percent compared with the prior year quarter and the third quarter of 2006. The growth compared with the prior year quarter was the result of higher revenue from capital markets, including the impact of Harris Williams, and higher treasury management revenue. The increase compared with the prior quarter largely was due to growth in capital markets revenues, affordable housing partnership distribution income and net gains on commercial mortgage loan sales.
  Noninterest expense increased $22 million, or 12 percent, compared with the fourth quarter of 2005, largely due to an increase in expenses associated with higher corporate services fee revenue. Fourth quarter 2006 expenses increased $17 million, or 9 percent, compared with the prior quarter, due to the growth in commercial real estate activities.
  Average loan balances increased $1.2 billion from the prior year fourth quarter. Average loans in the prior year included $430 million in average loans from Market Street, which was deconsolidated in October 2005.
  Excluding the impact of the Market Street loans, average loan balances increased approximately $1.7 billion, or 9percent, driven by demand for corporate, commercial real estate and asset-based lending loans.
  Average deposit balances for the quarter increased $1.6 billion, or 16 percent, compared with the fourth quarter of 2005. On a linked quarter basis, average deposits increased $1.3 billion or 12 percent, driving a 4 percent growth in net interest income. The increases compared with the prior year quarter and prior quarter were due to growth in the commercial mortgage servicing portfolio of Midland and treasury management services.
  The commercial mortgage servicing portfolio was $200 billion at December 31, 2006, an increase of 47 percent from December 31, 2005.
  Asset quality continued to be strong with nonperforming assets declining compared with the linked quarter.

BlackRock

PNC’s BlackRock segment earned $50 million in the fourth quarter of 2006, compared with $48 million in the fourth quarter of 2005 and $42 million in the prior quarter. These amounts include the impact of PNC’s taxes associated with our share of BlackRock’s income, previously recorded in the Other segment.

     For PNC business segment reporting presentation, PNC reflects its portion of integration costs incurred by BlackRock for the MLIM transaction in “Other” rather than in earnings from its BlackRock investment.

     Prior to the September 29, 2006 closing of the MLIM transaction, PNC owned approximately 69 percent of BlackRock. For the periods prior to the BlackRock/MLIM transaction closing, PNC’s earnings from its investment in BlackRock as presented above have been reduced by minority interest in the income of BlackRock.

     Upon closing of the MLIM acquisition, PNC owned approximately 34 percent of BlackRock. In accordance with generally accepted accounting principles, PNC deconsolidated BlackRock and, beginning with the fourth quarter of 2006, accounted for BlackRock’s earnings contribution using the equity method, with BlackRock’s contribution to PNC’s earnings reported in the asset management line item of PNC’s consolidated income statement.

PFPC

PFPC earned $124 million in 2006, compared with $104 million in 2005. The increase resulted from the benefit of a deferred tax reversal of $14 million in the third quarter, increased servicing revenue and disciplined expense control.

     The business earned $31 million for the quarter, compared with $29 million in the year-earlier period and $40 million in the linked quarter. The earnings decrease from the third quarter of 2006 reflected the tax benefit in the earlier period.

     PFPC provided accounting/administration services for $837 billion of net fund assets and provided custody services for $427 billion of fund assets as of December 31, 2006, compared with $835 billion and $476 billion, respectively, on December 31, 2005 and $774 billion and $399 billion, respectively, at September 30, 2006. Total fund assets serviced by PFPC were $2.2 trillion at December 31, 2006, which represented an increase over the asset servicing levels of $1.9 trillion at December 31, 2005 and $2.0 trillion at September 30, 2006.

Other

The “Other” category includes the gains (losses) related to BlackRock, BlackRock/MLIM transaction integration costs, One PNC implementation costs, asset and liability management activities, related net securities gains or losses, certain trading activities, equity management activities, differences between business segment performance reporting and financial statement (GAAP) reporting, corporate overhead, and intercompany eliminations.

     PNC recorded a net loss of $18 million in Other for the quarter, including $8 million after-tax in BlackRock/MLIM transaction integration costs, compared with a net loss of $25 million in the fourth quarter of 2005 and a net gain of $1.1 billion in the third quarter of 2006. The third quarter of 2006 included a $1.3 billion after-tax gain on the BlackRock/MLIM transaction, partly offset by the $127 million after-tax securities portfolio rebalancing loss, $31 million after-tax BlackRock/MLIM transaction integration costs and a $31 million after-tax loss on the mortgage loan portfolio repositioning.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $571 million for the quarter, an increase of $3 million compared with the year-earlier period and a decrease of $3 million compared with the third quarter of 2006. The net interest margin in the fourth quarter of 2006 was 2.88 percent, compared with 2.96 percent in the year-earlier period and 2.89 percent in the third quarter of 2006. The increase in net interest income over the prior year quarter was largely the result of increased interest income from loans and securities, partly offset by the higher cost of deposits and borrowings. The decrease compared with the prior quarter was due to the deconsolidation of BlackRock. The Consolidated Financial Highlights accompanying this news release include a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP.

     Noninterest income totaled $969 million, or $979 million as adjusted for BlackRock/MLIM transaction integration costs, for the fourth quarter of 2006 compared with $1.2 billion, or $837 million as adjusted, for the same quarter in the prior year, and $2.9 billion, or $832 million as adjusted, in the third quarter of 2006. Noninterest income as adjusted reflects the impact of certain significant 2006 items (the BlackRock/MLIM transaction and balance sheet repositionings) and BlackRock equity method of accounting as noted in the Consolidated Financial Highlights section of this release.

     The increase in adjusted noninterest income compared with the fourth quarter of 2005 and third quarter 2006 adjusted results was due primarily to an increase in fund servicing, asset management, and corporate and consumer service revenues. Customer-driven fee revenue increased compared with the year earlier period, including a 24 percent increase in corporate services and a 16 percent increase in consumer services.

     Asset management revenue as adjusted increased 24 percent compared with the fourth quarter of 2005, due to an increased contribution from BlackRock and higher assets under management in Retail Banking’s wealth management business. Fund servicing revenue increased largely as a result of growth in distribution/out-of-pocket revenues at PFPC due to the BlackRock/MLIM merger. These revenues and the related expenses are recorded on a gross basis with no operating margin.

CONSOLIDATED EXPENSE REVIEW

Noninterest expense for the three months ended December 31, 2006 was $969 million, compared with the prior year quarter noninterest expense of $1.1 billion, or $870 million as adjusted, and noninterest expense of $1.2 billion, or $872 million as adjusted, for the third quarter of 2006. Also excluding PFPC’s distribution/out-of-pocket expenses noted above, which were $64 million, $32 million and $35 million in the fourth quarter 2006, fourth quarter 2005 and third quarter 2006, respectively, the increases compared with both adjusted quarters would have been approximately $67 million, or 8 percent. The increase was equally driven by increased costs associated with higher staff incentive compensation, including a $16 million one-time payment to non-executive employees, and other expense growth, including the call of trust preferred securities. Noninterest expense as adjusted reflects adjustments related to the impact of certain significant 2006 items and BlackRock equity method of accounting, as listed in the Consolidated Financial Highlights section of this release.

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $101.8 billion at December 31, 2006, compared with $92.0 billion at December 31, 2005, and $98.4 billion at September 30, 2006. The increase compared with year-end 2005 reflected a $4.0 billion increase in equity investments primarily due to the impact of the BlackRock/MLIM transaction on PNC and growth in securities and loans. The increase compared with the third quarter of 2006 was largely due to an increase in loans and securities, reflecting the third quarter balance sheet repositioning.

     Average loans of $49.0 billion for the quarter increased $210 million over the year-earlier period and decreased $1.3 billion, or 3 percent, compared with the linked period. Average loans increased $2.1 billion, or 4 percent, compared with the prior year fourth quarter excluding the $1.9 billion decrease in residential mortgage loans related to PNC’s balance sheet repositioning. The increase in average loans compared with the fourth quarter of 2005 was primarily a result of increased commercial and commercial real estate loans. The decrease from the third quarter of 2006 was a result of the lower residential mortgages after the balance sheet repositioning, partly offset by growth in commercial real estate and consumer loans.

     Average securities for the fourth quarter of 2006 were $21.2 billion, an increase of $413 million, or 2 percent, compared with the fourth quarter of 2005, and average securities decreased $469 million, or 2 percent, compared with the linked quarter. The increase in securities compared with the prior year quarter was primarily the result of an increase in mortgage- and asset-backed securities, offset by a decline in U.S. Treasury and government agency securities. This change in mix resulted in part from the third quarter 2006 balance sheet repositioning. The decrease in securities compared with the third quarter of 2006 was primarily the result of the balance sheet repositioning, somewhat offset by growth in mortgage- and asset-backed securities.

     Average deposits of $65.0 billion increased $4.2 billion, or 7 percent, compared with the same quarter in the prior year, and increased $393 million, or 1 percent, compared with the linked quarter. Average deposits grew from the prior year quarter primarily as a result of an increase in interest-bearing deposits as customers continued to shift deposits to higher-return accounts. Average deposits compared with the prior quarter increased as a result of growth in money market and retail certificates of deposit, partly offset by a decline in Eurodollar deposits. Average demand and other noninterest-bearing deposits increased $770 million, or 5 percent, compared with the prior year quarter and increased $278 million, or 2 percent, versus the linked quarter, largely as a result of deposits attributed to the commercial mortgage servicing portfolio at Midland.

     PNC’s Tier 1 risk-based capital ratio was an estimated 10.4 percent at December 31, 2006, compared with 8.3 percent at December 31, 2005 and 10.4 percent at September 30, 2006.

     The company repurchased 1.3 million common shares during the fourth quarter under its current common stock repurchase program. The board has authorized a repurchase of up to 20 million shares of common stock, of which approximately 14.5 million remained at the end of the fourth quarter. Following the vote of the Mercantile shareholders regarding the acquisition by PNC, management expects to resume its share repurchase program.

     Under the terms of its definitive agreement to acquire Mercantile Bankshares Corporation, which is subject to customary closing conditions, including regulatory and Mercantile shareholder approvals, PNC plans to issue 52.5 million shares of common stock and pay Mercantile shareholders and option holders $2.13 billion in cash upon close of the transaction, expected in March of 2007.

ASSET QUALITY REVIEW

Overall asset quality remained very strong as the company continued to focus on lending that meets prudent risk-reward parameters. The provision for credit losses for the fourth quarter of 2006 was $42 million, compared with $24 million in the fourth quarter of 2005 and $16 million in the third quarter of 2006. The increase in the provision compared with the linked quarter was primarily due to growth in the loan portfolio.

     Net charge-offs for the fourth quarter of 2006 were $45 million, or .36 percent of average loans, compared with net charge-offs of $41 million, or .33 percent, for the fourth quarter of 2005 and net charge-offs of $47 million, or .37 percent, for the linked quarter.

     Nonperforming assets at December 31, 2006 declined 21 percent compared with the balances at December 31, 2005 and 10 percent compared with September 30, 2006.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Consolidated Financial Highlights accompanying this news release include: (1) adjusted results for 2006 and 2005, the four quarters of 2006 and the fourth quarter of 2005 illustrating the impact of certain 2006 items, including the gain on the BlackRock/MLIM transaction net of expense, securities portfolio and mortgage loan portfolio rebalancing losses and BlackRock/MLIM transaction integration costs, due to the magnitude of the aggregate of those items for those periods and the impact of the deconsolidation and application of the equity method of accounting for BlackRock, and (2) a reconciliation of these adjusted amounts to net income, certain components of net income, diluted earnings per share and selected ratios as reported under generally accepted accounting principles (GAAP), and to GAAP condensed, consolidated income statements. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods. The absence of other adjusted amounts for periods discussed in this news release is not intended to imply that there could not have been other similar types of adjustments for these periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.

CONFERENCE CALL AND SUPPLEMENTAL FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Chief Financial Officer Richard J. Johnson will hold a conference call for investors today at 10:30 a.m. Eastern Time regarding the topics addressed in this release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at (800) 990-2718 or (706) 643-0187 (international). A slide presentation to accompany the conference call remarks may be found at www.pnc.com under “About PNC – Investor Relations – Investor Events.” A taped replay of the call will be available for one week at (800) 642-1687 or (706) 645-9291 (international); enter conference ID 4753520.

     In addition, Internet access to the call (listen only) and to PNC’s fourth quarter and full year 2006 earnings release and supplemental financial information will be available at www.pnc.com under “About PNC – Investor Relations – Investor Events.” A replay of the webcast will be available on PNC’s Web site for 30 days.

     The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2005 and in our 2006 Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor Relations – Financial Information.”

  Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
  The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
  Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
  Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
  Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.
  Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfythe requirements of agreements with governmental agencies, and regulators’ future use of supervisory andenforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involvingtax, pension, and the protection of confidential customer information; and (e) changes in accounting policies andprinciples.
  Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
  Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
  The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
  Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
  Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2005 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:

  Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.
  The transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events.
  The integration of Mercantile’s business and operations with those of PNC, which will include conversion of Mercantile’s different systems and procedures, may take longer than anticipated, may be more costly than anticipated, and may have unanticipated adverse results relating to Mercantile’s or PNC’s existing businesses.
  The anticipated benefits, including anticipated strategic gains and anticipated cost savings and other synergies of the transaction, may be significantly harder or take longer to be realized than anticipated or may not be achieved in their entirety, including as a result of unexpected factors or events, and attrition in key client, partner and other relationships relating to the transaction may be greater than expected.
  The anticipated benefits to PNC are dependent in part on Mercantile’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Mercantile’s performance (with respect to Mercantile, see Mercantile’s SEC reports, accessible on the SEC’s website) or due to factors related to the acquisition of Mercantile and the process of integrating it into PNC.

In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.

Additional Information about the PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.

Consolidated Financial Highlights (Unaudited)

Three months ended	December 31, 2006		September 30, 2006		December 31, 2005
Dollars in millions, except per share data	As Reported	As Adjusted (a)	As Reported	As Adjusted (a)	As Reported	As Adjusted (a)
FINANCIAL PERFORMANCE

Revenue
Net interest income (taxable-
equivalent basis) (b)............................	$ 571	$ 571	$ 574	$ 571	$ 568	$ 563
Noninterest income...................................	969	979	2,943	832	1,154	837

Total revenue....................................	$ 1,540	$ 1,550	$ 3,517	$ 1,403	$ 1,722	$ 1,400

Net income.......................................................................	$ 376	$ 384	$ 1,484	$ 380	$ 355	$ 355

Diluted earnings per common share............................	$ 1.27	$ 1.30	$ 5.01	$ 1.28	$ 1.20	$ 1.20
Cash dividends declared per common share..............	$ .55	$ .55	$ .55	$ .55	$ .50	$ .50

SELECTED RATIOS

Net interest margin.........................................................	2.88%	2.88%	2.89%	2.88%	2.96%	2.93%
Noninterest income to total revenue (c).....................	63	63	84	60	68	60
Efficiency (d)..................................................	63	63	33	62	66	63
Return on:
Average common shareholders’ equity......	13.82%	14.10%	65.94%	16.88%	16.91%	16.91%
Average assets................................................	1.51	1.54	6.17	1.58	1.53	1.53

Year ended			December 31, 2006		December 31, 2005
Dollars in millions, except per share data		As Reported	As Adjusted (a)		As Reported	As Adjusted (a)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (b)		$ 2,270	$ 2,260	$ 2,187		$ 2,175
Noninterest income			6,327	3,560	4,173	3,122

Total revenue		$ 8,597	$ 5,820	$ 6,360		$ 5,297

Net income		$ 2,595	$ 1,507	$ 1,325		$ 1,325

Diluted earnings per common share...................		$ 8.73	$ 5.06	$ 4.55		$ 4.55
Cash dividends declared per common share....		$ 2.15	$ 2.15	$ 2.00		$ 2.00

SELECTED RATIOS
Net interest margin			2.92%	2.91%	3.00%	2.98%
Noninterest income to total revenue (c)			74	61	66	59
Efficiency (d)			52	62	68	66
Return on:
Average common shareholders’ equity			27.97%	16.24%	16.58%	16.58%
Average assets			2.73	1.59	1.50	1.50

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted for (1) the impact of certain significant 2006 items for informational purposes due to the magnitude of the aggregate of such adjustments for these periods and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. Reconciliations of these adjusted amounts to net income, diluted earnings per share and selected ratios as reported on a generally accepted accounting principles (“GAAP”) basis are included on page 13. Reconciliations of net interest income, noninterest income, noninterest expense, minority interest, and income taxes as reported (GAAP basis) to adjusted amounts are included on page 14.
(b)	See Reconciliation of Net Interest Income on a GAAP Basis to Taxable-Equivalent Net Interest Income on page 14.

(c)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest income for the first, second and third quarters of 2006 and all of 2005 included the impact of BlackRock on a consolidated basis, primarily consisting of asset management fees. Fourth quarter 2006 noninterest income reflected income from our equity investment in BlackRock included in the “Asset management” line item.
(d)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

RECONCILIATION OF GAAP NET INCOME, DILUTED EPS
AND SELECTED RATIOS TO ADJUSTED AMOUNTS

				Three months ended December 31, 2006
				Adjustments,	Net	Diluted
Dollars in millions, except per share data				Pretax	Income	EPS Impact
Net income, GAAP basis.................................................................................................................					$ 376	$ 1.27
Adjustments:
BlackRock/MLIM transaction integration costs (a)......................................................				$ 10 8		0.03
Net income, as adjusted....................................................................................................................					$ 384	$ 1.30

	Three months ended September 30, 2006			Year ended December 31, 2006
	Adjustments,	Net	Diluted	Adjustments,	Net	Diluted
	Pretax	Income	EPS Impact	Pretax	Income	EPS Impact
Net income, GAAP basis........................	$ 1,484		$ 5.01		$ 2,595	$ 8.73
Adjustments:
Gain on BlackRock/MLIM
transaction (b).................	$ (2,078)	(1,293)	(4.36)	$ (2,078)	(1,293)	(4.36)
Securities portfolio
rebalancing loss (b)........	196	127	0.43	196	127	0.43
BlackRock/MLIM transaction
integration costs (a)........	72	31	0.10	101	47	0.16
Mortgage loan portfolio
repositioning loss (b).....	48	31	0.10	48	31	0.10
Net income, as adjusted	$ 380		$ 1.28		$ 1,507	$ 5.06

(a)	BlackRock/MLIM transaction integration costs for the third quarter 2006 were included in noninterest expense. For the full year 2006, BlackRock/MLIM transaction integration costs recognized by PNC totaled $101 million, including $91 million for the first nine months of 2006 that were included in noninterest expense as BlackRock was consolidated during this period. The remaining $10 million of integration costs, recognized during the fourth quarter 2006, were included in noninterest income as a negative component of the “Asset management” line item. This line item includes the impact of our equity earnings from our investment in BlackRock, including PNC’s share of BlackRock’s fourth quarter 2006 integration costs.
(b)	Included in noninterest income on a pretax basis.

	Three months ended	Three months ended	Three months ended	Year ended	Year ended
	December 31	September 30	December 31	December 31	December 31
	2006	2006	2005	2006	2005
Net interest margin, as
reported..............................	2.88%	2.89%	2.96%	2.92%	3.00%
Pretax impact of
adjustments.......................		(0.01)	(0.03)	(0.01)	(0.02)
Net interest margin, as
adjusted.............................	2.88%	2.88%	2.93%	2.91%	2.98%
Noninterest income to
total revenue, GAAP
basis...................................	63%	84%	68%	74%	66%
Pretax impact of
adjustments.......................		(24)	(8)	(13)	(7)
Noninterest income to
total revenue, as
adjusted.............................	63%	60%	60%	61%	59%
Efficiency, GAAP basis .	63%	33%	66%	52%	68%
Pretax impact of
adjustments.......................		29	(3)	10	(2)
Efficiency, as adjusted...........	63%	62%	63%	62%	66%

Return on:
Average common
shareholders’
equity, GAAP
basis.................	13.82%	65.94%	16.91%	27.97%	16.58%
After-tax impact
of adjustments.	0.28	(49.06)		(11.73)
Average common
shareholders’
equity, as
adjusted............	14.10%	16.88%	16.91%	16.24%	16.58%
Average assets,
GAAP basis.....	1.51%	6.17%	1.53%	2.73%	1.50%
After-tax impact
of adjustments.	0.03	(4.59)		(1.14)
Average assets, as
adjusted............	1.54%	1.58%	1.53%	1.59%	1.50%

The tables above represent reconciliations of certain GAAP disclosures to adjusted amounts for the periods presented. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our BlackRock/MLIM transaction accounting, securities portfolio rebalancing, and mortgage loan portfolio repositioning.

RECONCILIATION OF GAAP CONDENSED CONSOLIDATED
INCOME STATEMENT TO ADJUSTED AMOUNTS (a)

Three months	December 31, 2006			September 30, 2006				December 31, 2005

ended
Dollars in	As			As			As	As			As
millions	Reported	Adjustments (a)	As Adjusted (a)	Reported	Adjustments (a)		Adjusted (a)	Reported	Adjustments (b)		Adjusted (b)

Net interest
income	$ 566	$ 566		$ 567	$ (3) $		$564	$ 555	$ (5)		$ 550
Provision for
credit losses	42		42	16			16	24				24
Noninterest
income	969 $	10	979	2,943		(2,111)	832	1,154		(317)		837
Noninterest
expense	969		969	1,167		(295)	872	1,127		(257)		870

Income
before
minority
interest
and
income
taxes	524	10	534	2,327		(1,819)	508	558		(65)		493
Minority
interest in
income of
BlackRock				6		(6)		22		(22)
Income taxes	148	2	150	837		(709)	128	181		(43)		138

Net income .	$ 376 $	8 $	384	$ 1,484	$ (1,104) $		380	$ 355			$ 355

			December 31, 2006				December 31, 2005

Year ended
			As			As	As			As
Dollars in millions			Reported	Adjustments (a)		Adjusted (a)	Reported		Adjustments (b)	Adjusted (b)

Net interest income			$ 2,245	$ (10)		$ 2,235	$ 2,154		$ (12)	$ 2,142
Provision for credit losses			124			124		21			21
Noninterest income			6,327		(2,767)	3,560	4,173		(1,051)		3,122
Noninterest expense			4,443		(856)	3,587	4,306		(853)		3,453

Income before minority interest
	and income taxes		4,005		(1,921)	2,084	2,000		(210)		1,790
Minority interest in income of
BlackRock			47		(47)			71	(71)
Income taxes			1,363		(786)	577		604	(139)		465

Net income			$ 2,595	$ (1,088)		$ 1,507	$ 1,325			$ 1,325

(a)	See page 13 for additional information. We have included adjusted amounts as additional, supplemental information in the tables on this page 14 because of the magnitude of the aggregate of such adjustments for certain significant items for these periods. Additionally, the amounts also include the impact of the deconsolidation of BlackRock as if we had recorded our investment in BlackRock on the equity method for these periods presented.
(b)	Amounts adjusted for the impact of the deconsolidation of BlackRock as if we had recorded our investment in BlackRock on the equity method for these periods presented.

RECONCILIATION OF NET INTEREST INCOME ON A GAAP BASIS TO TAXABLE-EQUIVALENT NET INTEREST INCOME
The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under GAAP in the Consolidated Income Statement.

The following is a reconciliation of net interest income as reported in the Consolidated Income Statement to net interest income on a taxable-equivalent basis (in millions):

	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2006	2006	2005	2006	2005
Net interest income, GAAP basis......................	$ 566	$ 567	$ 555	$ 2,245	$ 2,154
Taxable-equivalent adjustment..........................	5	7	13	25	33
Net interest income, taxable-equivalent basis...	$ 571	$ 574	$ 568	$ 2,270	$ 2,187

	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
In millions	2006	2006	2005	2006	2005
BUSINESS EARNINGS SUMMARY (a)
Retail Banking............................................................................	$ 184	$ 206	$ 195	$ 765	$ 682
Corporate & Institutional Banking.........................................	129	113	108	463	480
BlackRock (b) (c) (d).................................................................	50	42	48	187	152
PFPC............................................................................................	31	40	29	124	104
Total business segment earnings	394	401	380	1,539	1,418
Other (d) (e)................................................................................	(18)	1,083	(25)	1,056	(93)
Total consolidated net income (f)............................	$ 376	$ 1,484	$ 355	$ 2,595	$ 1,325

(a)	This summary also serves as a reconciliation of total earnings for all business segments to total consolidated net income. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change. Certain prior period amounts have been reclassified to conform with the current period presentation.
(b)	Our ownership interest in BlackRock was approximately 69% -70% for the fourth quarter and full year 2005 and through the first nine months of 2006. Effective September 29, 2006, PNC’s ownership interest in BlackRock dropped to approximately 34%.
(c)	These amounts have been reduced by minority interest in income of BlackRock, excluding MLIM integration costs, totaling $20 million and $22 million for the three months ended September 30, 2006 and December 31, 2005, respectively, and totaling $65 million and $71 million for the years ended December 31, 2006 and 2005, respectively.
(d)	For this PNC business segment reporting presentation, integration costs incurred by BlackRock for the MLIM transaction totaling $8 million and $31 million for the three months ended December 31, 2006 and September 30, 2006, respectively, and totaling $47 million for full year 2006 have been reclassified from BlackRock to “Other.” These amounts are after-tax and, as applicable, net of minority interest.
(e)	“Other” for the three months ended September 30, 2006 and full year 2006 includes the after-tax impact of the gain on the BlackRock/MLIM transaction, MLIM integration costs, and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.
(f)	See pages 12-14.

	December 31	September 30	December 31
Dollars in millions, except per share data	2006	2006	2005

BALANCE SHEET DATA
Assets..............................................................................................................................................	$ 101,820	$ 98,436	$ 91,954
Loans, net of unearned income....................................................................................................	50,105	48,900	49,101
Allowance for loan and lease losses...........................................................................................	560	566	596
Securities.........................................................................................................................................	23,191	19,512	20,710
Loans held for sale.........................................................................................................................	2,366	4,317	2,449
Equity investments........................................................................................................................	5,330	5,130	1,323
Deposits..........................................................................................................................................	66,301	64,572	60,275
Borrowed funds.............................................................................................................................	15,028	14,695	16,897
Shareholders’ equity.....................................................................................................................	10,788	10,758	8,563
Common shareholders’ equity.....................................................................................................	10,781	10,751	8,555
Book value per common share.....................................................................................................	36.80	36.60	29.21
Common shares outstanding (millions)......................................................................................	293	294	293
Loans to deposits...........................................................................................................................			81
	76%	76%	%

ASSETS ADMINISTERED (billions)
Managed (a)..................................................................................................................................	$ 54	$ 52	$ 494
Nondiscretionary..........................................................................................................................	$ 86	$ 89	$ 84

FUND ASSETS SERVICED (billions)
Accounting/administration net assets......................................................................................	$ 837	$ 774	$ 835
Custody assets..............................................................................................................................	427	399	476

CAPITAL RATIOS
Tier 1 risk-based (b)......................................................................................................................			8.3
	10.4%	10.4%	%
Total risk-based (b)......................................................................................................................	13.5	13.6	12.1
Leverage (b)...................................................................................................................................	9.3	9.4	7.2
Tangible common equity (c)........................................................................................................	7.4	7.5	5.0
Common shareholders’ equity to assets...................................................................................	10.6	10.9	9.3

ASSET QUALITY RATIOS
Nonperforming assets to loans, loans held for sale and foreclosed assets.........................			.42
	.33%	.36%	%
Nonperforming loans to loans.....................................................................................................	.29	.34	.39
Net charge-offs to average loans (for the three months ended)............................................	.36	.37	.33
Allowance for loan and lease losses to loans...........................................................................	1.12	1.16	1.21
Allowance for loan and lease losses to nonperforming loans................................................	381	339	314

(a)	Our assets under management at December 31, 2006 and September 30, 2006 do not include BlackRock’s assets under management as we deconsolidated BlackRock effective September 29, 2006. Excluding the impact of BlackRock, our assets under management (consisting of Retail Banking assets under management) totaled $49 billion at December 31, 2005.
(b)	The ratios for December 31, 2006 are estimated.
(c)	Common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by assets less goodwill and other intangible assets (excluding mortgage servicing rights).

THE PNC FINANCIAL SERVICES GROUP, INC.

     FINANCIAL SUPPLEMENT
FOURTH QUARTER AND FULL YEAR 2006
UNAUDITED

THE PNC FINANCIAL SERVICES GROUP, INC.
FINANCIAL SUPPLEMENT
FOURTH QUARTER AND FULL YEAR 2006
UNAUDITED

Page

Consolidated Income Statement	1
Adjusted Condensed Consolidated Income Statement	2
Consolidated Income Statement Quarterly Trend	3
Adjusted Condensed Consolidated Income Statement Quarterly Trend	4
Consolidated Balance Sheet	5
Capital Ratios and Asset Quality Ratios	5
Results of Businesses
Summary of Business Results and Period-end Employees	6-7
Retail Banking	8-12
Corporate & Institutional Banking	13-14
PFPC	15-16
Efficiency Ratios	17
Details of Net Interest Income, Net Interest Margin, and Trading Revenue	18
Average Consolidated Balance Sheet and Supplemental Average Balance Sheet Information	19-22
Details of Loans and Lending Statistics	23
Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters
of Credit and Net Unfunded Commitments	24
Details of Nonperforming Assets	25-26
Glossary of Terms	27-29
Business Segment Descriptions	30
Additional Information About The PNC/Mercantile Transaction	31

Appendix - Reconciliations of Certain Adjusted Amounts	A1-A4

The information contained in this Financial Supplement is preliminary, unaudited and based on data available at January 23, 2007. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our SEC filings.

BlackRock/MLIM Transaction

As further described in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, BlackRock, Inc. ("BlackRock"), then a majority-owned subsidiary of The PNC Financial Services Group, Inc., and Merrill Lynch entered into a definitive agreement pursuant to which Merrill Lynch agreed to contribute its investment management business ("MLIM") to BlackRock in exchange for 65 million shares of newly issued BlackRock common and preferred stock. This transaction closed on September 29, 2006.

For the full years 2005 and 2004 and the quarters ended September 30, 2006, June 30, 2006, March 31, 2006 and December 31, 2005 presented in this Financial Supplement, our Consolidated Income Statement reflects our former majority ownership interest in BlackRock. However, our Consolidated Income Statement for the quarter ended December 31, 2006 and our Consolidated Balance Sheet as of December 31, 2006 and September 30, 2006 reflects the deconsolidation of BlackRock's balance sheet amounts and recognizes our 34% ownership interest in BlackRock as of those dates and for that quarter as an investment accounted for under the equity method.

THE PNC FINANCIAL SERVICES GROUP, INC.
Consolidated Income Statement (Unaudited)

For the year ended December 31 - in millions, except per share data	2006	2005	2004

Interest Income
Loans	$ 3,203	$ 2,669	$ 2,043
Securities available for sale and held to maturity	1,049	822	568
Other	360	243	141

Total interest income	4,612	3,734	2,752

Interest Expense
Deposits	1,590	981	484
Borrowed funds	777	599	299

Total interest expense	2,367	1,580	783

Net interest income	2,245	2,154	1,969
Provision for credit losses	124	21	52

Net interest income less provision for credit losses	2,121	2,133	1,917

Noninterest Income
Asset management	1,420	1,443	994
Fund servicing	893	870	817
Service charges on deposits	313	273	252
Brokerage	246	225	219
Consumer services	365	293	259
Corporate services	626	485	423
Equity management gains	107	96	67
Net securities gains (losses)	(207)	(41)	55
Trading	183	157	113
Net gains related to BlackRock	2,066
Other	315	372	373

Total noninterest income	6,327	4,173	3,572

Noninterest Expense
Compensation	2,128	2,061	1,755
Employee benefits	304	332	309
Net occupancy	310	313	267
Equipment	303	296	290
Marketing	104	106	87
Other	1,294	1,198	1,004

Total noninterest expense	4,443	4,306	3,712

Income before minority interest and income taxes	4,005	2,000	1,777
Minority interest in income of BlackRock	47	71	42
Income taxes	1,363	604	538

Net income	$ 2,595	$ 1,325	$ 1,197

Earnings Per Common Share
Basic	$ 8.89	$ 4.63	$ 4.25
Diluted	$ 8.73	$ 4.55	$ 4.21

Average Common Shares Outstanding
Basic	292	286	281
Diluted	297	290	284

Efficiency	52%	68%	67%

Noninterest income to total revenue	74%	66%	64%

Effective tax rate (a)	34.0%	30.2%	30.3%

(a)	The higher effective rate for 2006 was primarily due to the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction and a $57 million cumulative adjustment to deferred taxes made in the same quarter in connection with that transaction.

THE PNC FINANCIAL SERVICES GROUP, INC.
Adjusted Condensed Consolidated Income Statement (Unaudited) (a)
For the year ended December 31 - in millions	2006	2005

Net Interest Income
Interest income	$ 4,596	$ 3,714
Interest expense	2,361	1,572

Net interest income	2,235	2,142
Provision for credit losses	124	21

Net interest income less provision for credit losses	2,111	2,121

Noninterest Income
Asset management	538	463
Other	3,022	2,659

Total noninterest income	3,560	3,122

Noninterest Expense
Compensation and benefits	1,865	1,798
Other	1,722	1,655

Total noninterest expense	3,587	3,453

Income before income taxes	2,084	1,790
Income taxes	577	465

Net income	$ 1,507	$ 1,325

(a)	This schedule is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain significant 2006 items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. See Appendix to Financial Supplement for reconciliations of these amounts to the corresponding GAAP amounts for each of the periods presented. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods, in addition to providing a basis of comparability for the impact of BlackRock. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our BlackRock/MLIM transaction accounting, securities portfolio rebalancing and mortgage loan portfolio repositioning.

THE PNC FINANCIAL SERVICES GROUP, INC.
Consolidated Income Statement Quarterly Trend (Unaudited)

	December 31	September 30	June 30	March 31	December 31
For the three months ended December 31 - in millions, except per share data	2006	2006	2006	2006	2005

Interest Income
Loans	$ 821	$ 838	$ 797	$ 747	$ 727
Securities available for sale and held to maturity	280	271	255	243	233
Other	116	94	74	76	74

Total interest income	1,217	1,203	1,126	1,066	1,034

Interest Expense
Deposits	450	434	379	327	305
Borrowed funds	201	202	191	183	174

Total interest expense	651	636	570	510	479

Net interest income	566	567	556	556	555
Provision for credit losses	42	16	44	22	24

Net interest income less provision for credit losses	524	551	512	534	531

Noninterest Income
Asset management	149	381	429	461	431
Fund servicing	249	213	210	221	213
Service charges on deposits	79	81	80	73	74
Brokerage	63	61	63	59	57
Consumer services	93	89	94	89	80
Corporate services	177	157	157	135	143
Equity management gains	25	21	54	7	16
Net securities losses		(195)	(8)	(4)	(4)
Trading	33	38	55	57	49
Gains (losses) related to BlackRock	(12)	2,078
Other	113	19	96	87	95

Total noninterest income	969	2,943	1,230	1,185	1,154

Noninterest Expense
Compensation	442	573	558	555	556
Employee benefits	55	86	76	87	77
Net occupancy	69	79	83	79	82
Equipment	69	77	80	77	75
Marketing	23	39	22	20	31
Other	311	313	326	344	306

Total noninterest expense	969	1,167	1,145	1,162	1,127

Income before minority interest and income taxes	524	2,327	597	557	558
Minority interest in income of BlackRock		6	19	22	22
Income taxes	148	837	197	181	181

Net income	$ 376	$ 1,484	$ 381	$ 354	$ 355

Earnings Per Common Share
Basic	$ 1.29	$ 5.09	$ 1.30	$ 1.21	$ 1.22
Diluted	$ 1.27	$ 5.01	$ 1.28	$ 1.19	$ 1.20

Average Common Shares Outstanding
Basic	291	291	293	292	290
Diluted	295	296	297	296	294

Efficiency	63%	33%	64%	67%	66%

Noninterest income to total revenue	63%	84%	69%	68%	68%

Effective tax rate (a)	28.2%	36.0%	33.0%	32.5%	32.4%

(a)	The lower effective tax rate in the fourth quarter of 2006 reflects the impact of the deconsolidation of BlackRock effective September 29, 2006 and the impact of the reversal of $11 million of income tax reserves in that quarter. The higher effective rate for the third quarter of 2006 was primarily due to the impact of the gain on the BlackRock/MLIM transaction and a $57 million cumulative adjustment to deferred taxes made in the same quarter in connection with that transaction.

THE PNC FINANCIAL SERVICES GROUP, INC.

Adjusted Condensed Consolidated Income Statement Quarterly Trend (Unaudited) (a)

	December 31	September 30	June 30	March 31	December 31
For the three months ended - in millions	2006	2006	2006	2006	2005

Net Interest Income
Interest income	$ 1,217	$ 1,198	$ 1,120	$ 1,061	$ 1,027
Interest expense	651	634	568	508	477

Net interest income	566	564	552	553	550
Provision for credit losses	42	16	44	22	24

Net interest income less provision for credit
losses	524	548	508	531	526

Noninterest Income
Asset management	159	122	129	128	128
Other	820	710	789	703	709

Total noninterest income	979	832	918	831	837

Noninterest Expense
Compensation and benefits	497	461	457	450	451
Other	472	411	424	415	419

Total noninterest expense	969	872	881	865	870

Income before income taxes	534	508	545	497	493
Income taxes	150	128	159	140	138

Net income	$ 384	$ 380	$ 386	$ 357	$ 355

(a)	This schedule is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain significant 2006 items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. See Appendix to Financial Supplement for reconciliations of these amounts to the corresponding GAAP amounts for each of the periods presented. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods, in addition to providing a basis of comparability for the impact of BlackRock. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our BlackRock/MLIM transaction accounting, securities portfolio rebalancing and mortgage loan portfolio repositioning.

THE PNC FINANCIAL SERVICES GROUP, INC.
Consolidated Balance Sheet (Unaudited)

	December 31	September 30	June 30	March 31	December 31
In millions, except par value	2006	2006	2006	2006	2005

Assets
Cash and due from banks	$ 3,523	$ 3,018	$ 3,438	$ 3,206	$ 3,518
Federal funds sold and resale agreements	1,763	2,818	675	511	350
Other short-term investments, including trading securities	3,130	2,718	2,005	2,641	2,543
Loans held for sale	2,366	4,317	2,165	2,266	2,449
Securities available for sale and held to maturity	23,191	19,512	21,724	21,529	20,710
Loans, net of unearned income of $795, $815, $828, $832, and $835	50,105	48,900	50,548	49,521	49,101
Allowance for loan and lease losses	(560)	(566)	(611)	(597)	(596)

Net loans	49,545	48,334	49,937	48,924	48,505
Goodwill	3,402	3,418	3,636	3,638	3,619
Other intangible assets	641	590	862	844	847
Equity investments (a)	5,330	5,130	1,461	1,387	1,323
Other	8,929	8,581	9,011	8,311	8,090

Total assets	$ 101,820	$ 98,436	$ 94,914	$ 93,257	$ 91,954

Liabilities
Deposits
Noninterest-bearing	$ 16,070	$ 14,840	$ 14,434	$ 14,250	$ 14,988
Interest-bearing	50,231	49,732	49,059	46,649	45,287

Total deposits	66,301	64,572	63,493	60,899	60,275
Borrowed funds
Federal funds purchased	2,711	3,475	3,320	3,156	4,128
Repurchase agreements	2,051	2,275	2,136	2,892	1,691
Bank notes and senior debt	3,633	2,177	3,503	3,362	3,875
Subordinated debt	3,962	4,436	4,329	4,387	4,469
Other	2,671	2,332	2,363	2,643	2,734

Total borrowed funds	15,028	14,695	15,651	16,440	16,897
Allowance for unfunded loan commitments and letters of credit	120	117	103	103	100
Accrued expenses	3,970	3,855	2,635	2,585	2,770
Other	4,728	4,031	3,573	3,822	2,759

Total liabilities	90,147	87,270	85,455	83,849	82,801

Minority and noncontrolling interests in consolidated entities	885	408	632	627	590

Shareholders’ Equity
Preferred stock (b)

Common stock - $5 par value
Authorized 800 shares, issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	1,697	1,679	1,385	1,349	1,358
Retained earnings	10,985	10,771	9,449	9,230	9,023
Deferred compensation expense	(46)	(51)	(60)	(44)	(59)
Accumulated other comprehensive loss	(235)	(109)	(510)	(394)	(267)
Common stock held in treasury at cost: 60, 59, 58, 57, and 60 shares	(3,377)	(3,296)	(3,201)	(3,124)	(3,256)

Total shareholders’ equity	10,788	10,758	8,827	8,781	8,563

Total liabilities, minority and noncontrolling interests, and shareholders’ equity
	$ 101,820	$ 98,436	$ 94,914	$ 93,257	$ 91,954

CAPITAL RATIOS
Tier 1 risk-based (c)	10.4%	10.4%	8.8%	8.8%	8.3%
Total risk-based (c)	13.5	13.6	12.4	12.5	12.1
Leverage (c)	9.3	9.4	7.7	7.6	7.2
Tangible common equity	7.4	7.5	5.2	5.2	5.0
Common shareholders’ equity to assets	10.6	10.9	9.3	9.4	9.3

ASSET QUALITY RATIOS
Nonperforming assets to loans, loans held for sale and foreclosed assets	.33%	.36%	.44%	.40%	.42%
Nonperforming loans to loans	.29	.34	.41	.37	.39
Net charge-offs to average loans (For the three months ended)	.36	.37	.24	.15	.33
Allowance for loan and lease losses to loans	1.12	1.16	1.21	1.21	1.21
Allowance for loan and lease losses to nonperforming loans	381	339	294	328	314

(a)	Includes equity investment in BlackRock.

(b)	Less than $.5 million at each date.

(c)	The ratios for December 31, 2006 are estimated.

THE PNC FINANCIAL SERVICES GROUP, INC.
Summary of Business Results (Unaudited)

Year ended December 31 - in millions (a)	2006	2005

Earnings
Retail Banking	$ 765	$ 682
Corporate & Institutional Banking	463	480
BlackRock (b) (c)	187	152
PFPC	124	104

Total business segment earnings	1,539	1,418
Other (c) (d)	1,056	(93)

Total consolidated net income	$ 2,595	$ 1,325

Revenue (e)
Retail Banking	$ 3,125	$ 2,868
Corporate & Institutional Banking	1,472	1,335
BlackRock (f)	1,170	1,229
PFPC (g)	879	846

Total business segment revenue	6,646	6,278
Other	1,951	82

Total consolidated revenue	$ 8,597	$ 6,360

(a)	This summary also serves as a reconciliation of total earnings and revenue for all business segments to total consolidated net income and revenue. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change.

(b)	These amounts have been reduced by minority interest in income of BlackRock, excluding MLIM integration costs, totaling $65 million and $71 million for the years ended December 31, 2006 and 2005, respectively.

(c)	For this PNC business segment reporting presentation, integration costs incurred by BlackRock for the MLIM transaction totaling $47 million for 2006 have been reclassified from BlackRock to “Other.” These amounts are after- tax and net of minority interest.

(d)	"Other" for 2006 also includes the after-tax impact of the following third quarter items: gain on the BlackRock/MLIM transaction, and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.

(e)	Business segment revenue is presented on a taxable-equivalent basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under generally accepted accounting principles (GAAP) on the Consolidated Income Statement. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	2006	2005

Total consolidated revenue, book (GAAP) basis	$ 8,572	$ 6,327
Taxable-equivalent adjustment	25	33

Total consolidated revenue, taxable-equivalent basis	$ 8,597	$ 6,360

(f)	For 2005 and the first nine months of 2006, amounts for BlackRock represent the sum of total operating revenue and nonoperating income. For the fourth quarter of 2006, revenue represents our equity income from BlackRock. (g) Amounts for PFPC represent the sum of total operating revenue and net nonoperating income (expense) less debt financing costs.

THE PNC FINANCIAL SERVICES GROUP, INC.
Summary of Business Results and Period-end Employees (Unaudited)

	December 31	September 30	June 30	March 31	December 31
Three months ended – in millions (a)	2006	2006	2006	2006	2005

Earnings
Retail Banking	$ 184	$ 206	$ 185	$ 190	$ 195
Corporate & Institutional Banking	129	113	116	105	108
BlackRock (b) (c)	50	42	46	49	48
PFPC	31	40	26	27	29

Total business segment earnings	394	401	373	371	380
Other (b) (d)	(18)	1,083	8	(17)	(25)

Total consolidated net income	$ 376	$ 1,484	$ 381	$ 354	$ 355

Revenue (e)
Retail Banking	$ 799	$ 791	$ 782	$ 753	$ 755
Corporate & Institutional Banking	394	356	382	340	358
BlackRock (f)	67	328	365	410	375
PFPC (g)	245	208	208	218	209

Total business segment revenue	1,505	1,683	1,737	1,721	1,697
Other	35	1,834	55	27	25

Total consolidated revenue	$ 1,540	$ 3,517	$ 1,792	$ 1,748	$ 1,722

(a)	See note (a) on page 6.

(b)	For this PNC business segment reporting presentation, integration costs incurred by BlackRock for the MLIM transaction totaling $8 million, $31 million, $5 million and $3 million for the three months ended December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively, have been reclassified from BlackRock to "Other." These amounts are after-tax and, as applicable, net of minority interest.

(c)	These amounts have been reduced by minority interest income of BlackRock, excluding MLIM integration costs, totaling $20 million, $22 million, $23 million and $22 million for the three months ended September 30, 2006, June 30, 2006, March 31, 2006 and December 31, 2005, respectively.

(d)	"Other" for the three months ended September 30, 2006 includes the after-tax impact of the gain on the BlackRock/MLIM transaction and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.

(e)	See note (e) on page 6. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	December 31	September 30	June 30	March 31	December 31
	2006	2006	2006	2006	2005

Total consolidated revenue, book
(GAAP) basis	$ 1,535	$ 3,510	$ 1,786	$ 1,741	$ 1,709
Taxable-equivalent adjustment	5	7	6	7	13

Total consolidated revenue,
taxable-equivalent basis	$ 1,540	$ 3,517	$ 1,792	$ 1,748	$ 1,722

(f)	See note (f) on page 6.

(g)	See note (g) on page 6.

	December 31	September 30	June 30	March 31	December 31
Period-end Employees	2006	2006	2006	2006	2005

Full-time employees
Retail Banking	9,549	9,531	9,674	9,725	9,679
Corporate & Institutional Banking	1,936	1,925	1,899	1,892	1,861
BlackRock			2,317	2,232	2,151
PFPC	4,381	4,317	4,314	4,291	4,391

Other
Operations & Technology	3,988	4,006	3,994	3,942	3,966
Staff Services	1,601	1,595	1,593	1,560	1,545

Total Other	5,589	5,601	5,587	5,502	5,511

Total full-time employees	21,455	21,374	23,791	23,642	23,593
Total part-time employees	2,328	2,165	2,241	2,003	1,755

Total employees	23,783	23,539	26,032	25,645	25,348

The period-end employee statistics disclosed for each business segment reflect staff directly employed by the respective business segment and exclude operations, technology and staff services employees. No employees are shown for BlackRock at December 31, 2006 or September 30, 2006 as we deconsolidated BlackRock effective September 29, 2006.

THE PNC FINANCIAL SERVICES GROUP, INC.
Retail Banking (Unaudited)

Year ended December 31
Taxable-equivalent basis (a)
Dollars in millions	2006	2005

INCOME STATEMENT
Net interest income	$ 1,678	$ 1,593
Noninterest income
Asset management	352	337
Service charges on deposits	304	265
Brokerage	236	217
Consumer services	348	278
Other	207	178

Total noninterest income	1,447	1,275

Total revenue	3,125	2,868
Provision for credit losses	81	52
Noninterest expense	1,827	1,726

Pretax earnings	1,217	1,090
Income taxes	452	408

Earnings	$ 765	$ 682

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$ 13,813	$ 13,351
Indirect	1,052	936
Other consumer	1,248	1,195

Total consumer	16,113	15,482
Commercial	5,721	5,094
Floor plan	910	975
Residential mortgage	1,440	1,405
Other	242	261

Total loans	24,426	23,217
Goodwill and other intangible assets	1,581	1,394
Loans held for sale	1,607	1,553
Other assets	1,634	1,454

Total assets	$ 29,248	$ 27,618

Deposits
Noninterest-bearing demand	$ 7,841	$ 7,639
Interest-bearing demand	7,906	7,946
Money market	14,750	13,635

Total transaction deposits	30,497	29,220
Savings	2,035	2,574
Certificates of deposit	13,861	11,494

Total deposits	46,393	43,288
Other liabilities	553	392
Capital	2,986	2,852

Total funds	$ 49,932	$ 46,532

PERFORMANCE RATIOS
Return on average capital	26%	24%
Noninterest income to total revenue	46	44
Efficiency	58	60

Efficiency, as adjusted (b)	56	58

(a)	See notes (a) and (e) on page 6.

(b)	See page 12 for a reconciliation of the efficiency ratio, as adjusted, to the efficiency ratio.

THE PNC FINANCIAL SERVICES GROUP, INC.
Retail Banking (Unaudited) (Continued)

Year ended December 31
Dollars in millions except as noted	2006	2005

OTHER INFORMATION (a)
Credit-related statistics:
Total nonperforming assets	$ 106	$ 90
Net charge-offs	$ 85	$ 53
Annualized net charge-off ratio	.35%	.23%

Home equity portfolio credit statistics:
% of first lien positions	43%	46%
Weighted average loan-to-value ratios	70%	68%
Weighted average FICO scores	728	728
Loans 90 days past due	.24%	.21%

Checking-related statistics:
Retail Banking checking relationships	1,954,000	1,934,000
Consumer DDA households using online banking	938,000	855,000
% of consumer DDA households using online banking	53%	49%
Consumer DDA households using online bill payment	404,000	205,000
% of consumer DDA households using online bill payment	23%	12%

Small business managed deposits:
On-balance sheet
Noninterest-bearing demand	$ 4,359	$ 4,353
Interest-bearing demand	1,529	1,560
Money market	2,684	2,849
Certificates of deposit	645	412
Off-balance sheet (b)
Small business sweep checking	1,619	1,305

Total managed deposits	10,836	10,479

Brokerage statistics:
Margin loans	$ 163	$ 217
Financial consultants (c )	758	779
Full service brokerage offices	99	100
Brokerage account assets (billions)	$ 46	$ 42

Other statistics:
Gains on sales of education loans (d)	$ 33	$ 19
Full-time employees	9,549	9,679
Part-time employees	1,829	1,117
ATMs	3,581	3,721
Branches (e)	852	839

ASSETS UNDER ADMINISTRATION (in billions) (f)
Assets under management
Personal	$ 44	$ 40
Institutional	10	9

Total	$ 54	$ 49

Asset Type
Equity	$ 34	$ 31
Fixed income	12	12
Liquidity/Other	8	6

Total	$ 54	$ 49

Nondiscretionary assets under administration
Personal	$ 25	$ 27

Institutional	61	57

Total	$ 86	$ 84

Asset Type
Equity	$ 33	$ 33
Fixed income	24	24
Liquidity/Other	29	27

Total	$ 86	$ 84

(a)	Presented as of December 31, except for net charge-offs, annualized net charge-off ratio, gains on sales of education loans, and small business deposits, which are for the year ended.

(b)	Represents small business balances, a portion of which are calculated on a one-month lag. These balances are swept into liquidity products managed by other PNC business segments, the majority of which are off-balance sheet.

(c)	Financial consultants provide services in full service brokerage offices and PNC traditional branches.

(d)	Included in "Noninterest income-Other" on page 8.

(e)	Excludes certain satellite branches that provide limited products and service hours.

(f)	Excludes brokerage account assets.

THE PNC FINANCIAL SERVICES GROUP, INC.
Retail Banking (Unaudited)

Three months ended
Taxable-equivalent basis (a)	December 31	September 30	June 30	March 31	December 31
Dollars in millions	2006	2006	2006	2006	2005

INCOME STATEMENT
Net interest income	$ 419	$ 427	$ 424	$ 408	$ 417
Noninterest income
Asset management	91	87	87	87	86
Service charges on deposits	77	79	77	71	72
Brokerage	60	59	59	58	54
Consumer services	88	86	88	86	78
Other	64	53	47	43	48

Total noninterest income	380	364	358	345	338

Total revenue	799	791	782	753	755
Provision for credit losses	35	9	28	9	9
Noninterest expense	471	456	460	440	434

Pretax earnings	293	326	294	304	312
Income taxes	109	120	109	114	117

Earnings	$ 184	$ 206	$ 185	$ 190	$ 195

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$ 13,807	$ 13,849	$ 13,816	$ 13,778	$ 13,751
Indirect	1,133	1,069	1,019	987	980
Other consumer	1,322	1,221	1,202	1,248	1,264

Total consumer	16,262	16,139	16,037	16,013	15,995
Commercial	5,907	5,821	5,715	5,433	5,282
Floor plan	853	854	964	970	936
Residential mortgage	1,031	1,509	1,577	1,648	1,716
Other	234	250	248	236	244

Total loans	24,287	24,573	24,541	24,300	24,173
Goodwill and other intangible assets	1,574	1,580	1,586	1,582	1,560
Loans held for sale	1,505	1,513	1,535	1,880	1,802
Other assets	1,671	1,640	1,621	1,607	1,505

Total assets	$ 29,037	$ 29,306	$ 29,283	$ 29,369	$ 29,040

Deposits
Noninterest-bearing demand	$ 7,834	$ 7,848	$ 7,908	$ 7,777	$ 7,925
Interest-bearing demand	7,865	7,787	7,950	8,025	8,095
Money market	14,822	14,832	14,697	14,644	14,399

Total transaction deposits	30,521	30,467	30,555	30,446	30,419
Savings	1,877	1,976	2,109	2,183	2,309
Certificates of deposit	14,694	14,053	13,560	13,115	12,671

Total deposits	47,092	46,496	46,224	45,744	45,399
Other liabilities	598	515	537	560	392
Capital	3,034	2,988	2,979	2,943	2,965

Total funds	$ 50,724	$ 49,999	$ 49,740	$ 49,247	$ 48,756

PERFORMANCE RATIOS
Return on average capital	24%	27%	25%	26%	26%
Noninterest income to total revenue	48	46	46	46	45
Efficiency	59	58	59	58	57

Efficiency, as adjusted (b)	56	56	57	57	55

(a)	See notes (a) and (e) on page 6.
(b)	See page 12 for a reconciliation of the efficiency ratio, as adjusted, to the efficiency ratio.

THE PNC FINANCIAL SERVICES GROUP, INC. Retail Banking (Unaudited) (Continued)

Three months ended	December 31	September 30	June 30	March 31	December 31
Dollars in millions except as noted	2006	2006	2006	2006	2005

OTHER INFORMATION (a)
Credit-related statistics:
Total nonperforming assets	$ 106	$ 95	$ 104	$ 93	$ 90
Net charge-offs (b)	$ 21	$ 31	$ 19	$ 14	$ 12
Annualized net charge-off ratio	.34%	.50%	.31%	.23%	.20%

Home equity portfolio credit statistics:
% of first lien positions	43%	44%	45%	45%	46%
Weighted average loan-to-value ratios	70%	69%	69%	68%	68%
Weighted average FICO scores	728	728	728	727	728
Loans 90 days past due	.24%	.22%	.21%	.22%	.21%

Checking-related statistics:
Retail Banking checking relationships	1,954,000	1,958,000	1,956,000	1,950,000	1,934,000
Consumer DDA households using online banking	938,000	920,000	897,000	880,000	855,000
% of consumer DDA households using online
banking	53%	52%	51%	50%	49%
Consumer DDA households using online bill
payment	404,000	361,000	305,000	253,000	205,000
% of consumer DDA households using online bill
payment	23%	20%	17%	14%	12%

Small business managed deposits:
On-balance sheet
Noninterest-bearing demand	$ 4,387	$ 4,370	$ 4,319	$ 4,357	$ 4,555
Interest-bearing demand	1,724	1,545	1,392	1,454	1,656
Money market	2,755	2,658	2,617	2,705	2,941
Certificates of deposit	802	647	574	553	530
Off-balance sheet (c)
Small business sweep checking	1,812	1,676	1,532	1,454	1,392

Total managed deposits	$ 11,480	$ 10,896	$ 10,434	$ 10,523	$ 11,074

Brokerage statistics:
Margin loans	$ 163	$ 170	$ 194	$ 205	$ 217
Financial consultants (d)	758	752	775	783	779
Full service brokerage offices	99	99	100	100	100
Brokerage account assets (billions)	$ 46	$ 44	$ 43	$ 43	$ 42

Other statistics:
Gains on sales of education loans (e)	$ 11	$ 11	$ 7	$ 4	$ 4
Full-time employees	9,549	9,531	9,674	9,725	9,679
Part-time employees	1,829	1,660	1,526	1,373	1,117
ATMs	3,581	3,594	3,553	3,763	3,721
Branches (f)	852	848	846	846	839

ASSETS UNDER ADMINISTRATION (in billions) (g)

Assets under management
Personal	$ 44	$ 42	$ 40	$ 40	$ 40
Institutional	10	10	10	10	9

Total	$ 54	$ 52	$ 50	$ 50	$ 49

Asset Type
Equity	$ 34	$ 32	$ 31	$ 32	$ 31
Fixed income	12	12	12	12	12
Liquidity/Other	8	8	7	6	6

Total	$ 54	$ 52	$ 50	$ 50	$ 49

Nondiscretionary assets under administration

Personal	$ 25	$ 27	$ 25	$ 28	$ 27
Institutional	61	62	60	59	57

Total	$ 86	$ 89	$ 85	$ 87	$ 84

Asset Type
Equity	$ 33	$ 32	$ 31	$ 33	$ 33
Fixed income	24	27	26	26	24
Liquidity/Other	29	30	28	28	27

Total	$ 86	$ 89	$ 85	$ 87	$ 84

(a)	Presented as of period-end, except for net charge-offs, annualized net charge-off ratio, gains on sales of education loans, and small business deposits, which are for the three months ended.
(b)	The increase at September 30, 2006 was primarily due to a single large overdraft fraud that occurred during the second quarter of 2006.
(c)	Represents small business balances, a portion of which are calculated on a one-month lag. These balances are swept into liquidity products managed by other PNC business segments, the majority of which are off-balance sheet.
(d)	Financial consultants provide services in full service brokerage offices and PNC traditional branches.
(e)	Included in "Noninterest income-Other" on page 10.
(f)	Excludes certain satellite branches that provide limited products and service hours.
(g)	Excludes brokerage account assets.

THE PNC FINANCIAL SERVICES GROUP, INC.
Retail Banking Efficiency Ratios (Unaudited)

	Three months ended					Year ended December 31

	December 31	September 30	June 30	March 31	December 31
	2006	2006	2006	2006	2005	2006	2005

Efficiency (a)	59%	58%	59%	58%	57%	58%	60%
Efficiency, as adjusted (b)	56%	56%	57%	57%	55%	56%	58%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.
(b)	Calculated by excluding the impact of Hilliard Lyons activities included within the Retail Banking business segment. Activities excluded are the principal activities of Hilliard Lyons on a management reporting basis, including client- related brokerage and trading, investment banking and investment management. Industry-wide efficiency measures for brokerage firms and asset management firms differ significantly due primarily to the highly variable compensation structure of brokerage firms. We believe the disclosure of an efficiency ratio for Retail Banking excluding the impact of these Hilliard Lyons activities is meaningful for investors as it provides a more relevant basis of comparison with other retail banking franchises.

Reconciliation of amounts with amounts used in the calculation of the adjusted Retail Banking efficiency ratio:

	Three months ended					Year ended December 31

	December 31	September 30	June 30	March 31	December 31
In millions	2006	2006	2006	2006	2005	2006	2005

Revenue	$ 799	$ 791	$ 782	$ 753	$ 755	$ 3,125	$ 2,868
Less: Hilliard Lyons	52	48	50	56	48	206	198

Revenue, as adjusted	$ 747	$ 743	$ 732	$ 697	$ 707	$ 2,919	$ 2,670

Noninterest expense	$ 471	$ 456	$ 460	$ 440	$ 434	$ 1,827	$ 1,726
Less: Hilliard Lyons	50	43	45	45	44	183	178

Noninterest expense, as adjusted
	$ 421	$ 413	$ 415	$ 395	$ 390	$ 1,644	$ 1,548

THE PNC FINANCIAL SERVICES GROUP, INC.
Corporate & Institutional Banking (Unaudited)

Year ended December 31
Taxable-equivalent basis (a)
Dollars in millions except as noted	2006	2005

INCOME STATEMENT
Net interest income	$ 720	$ 739
Noninterest income
Corporate service fees	526	398
Other	226	198

Noninterest income	752	596

Total revenue	1,472	1,335
Provision for (recoveries of) credit losses	42	(30)
Noninterest expense	749	658

Pretax earnings	681	707
Income taxes	218	227

Earnings	$ 463	$ 480

AVERAGE BALANCE SHEET
Loans
Corporate (b)	$ 9,925	$ 10,656
Commercial real estate	2,876	2,289
Commercial - real estate related	2,433	2,071
Asset-based lending	4,467	4,203

Total loans (b)	19,701	19,219
Loans held for sale	893	752
Goodwill and other intangible assets	1,352	1,064
Other assets	4,602	4,274

Total assets	$ 26,548	$ 25,309

Deposits
Noninterest-bearing demand	$ 6,771	$ 6,025
Money market	2,654	2,670
Other	907	687

Total deposits	10,332	9,382
Commercial paper (c)		1,838
Other liabilities	3,771	3,348
Capital	1,976	1,724

Total funds	$ 16,079	$ 16,292

PERFORMANCE RATIOS
Return on average capital	23%	28%
Noninterest income to total revenue	51	45
Efficiency	51	49

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$ 136	$ 98
Acquisitions/additions	102	74
Repayments/transfers	(38)	(36)

End of period	$ 200	$ 136

OTHER INFORMATION
Consolidated revenue from: (d)
Treasury Management	$ 424	$ 410
Capital Markets	$ 283	$ 175

Midland Loan Services	$ 184	$ 144
Total loans (e)	$ 20,054	$ 18,817
Nonperforming assets (e)	$ 63	$ 124
Net charge-offs (recoveries)	$ 54	$ (23)
Full-time employees (e)	1,936	1,861
Net gains on commercial mortgage loan sales	$ 55	$ 61
Net carrying amount of commercial mortgage servicing rights (e)	$ 471	$ 344

(a)	See notes (a) and (e) on page 6.
(b)	Includes lease financing and, for 2005 as applicable, Market Street. Market Street was deconsolidated from our Consolidated Balance Sheet effective October 17, 2005.
(c)	Includes Market Street for 2005 as applicable. See Supplemental Average Balance Sheet Information on pages 19 and 20.
(d)	Represents consolidated PNC amounts.
(e)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.
Corporate & Institutional Banking (Unaudited)

Three months ended
Taxable-equivalent basis (a)	December 31	September 30	June 30	March	December
Dollars in millions except as noted	2006	2006	2006	31 2006	31 2005

INCOME STATEMENT
Net interest income	$ 190	$ 182	$ 173	$ 175	$ 184
Noninterest income
Corporate service fees	149	131	133	113	118
Other	55	43	76	52	56

Noninterest income	204	174	209	165	174

Total revenue	394	356	382	340	358
Provision for credit losses	6	7	17	12	23
Noninterest expense	199	182	192	176	177

Pretax earnings	189	167	173	152	158
Income taxes	60	54	57	47	50

Earnings	$ 129	$ 113	$ 116	$ 105	$ 108

AVERAGE BALANCE SHEET
Loans
Corporate (b)	$ 10,193	$ 9,966	$ 9,981	$ 9,685	$ 9,829
Commercial real estate	3,143	2,953	2,760	2,643	2,620
Commercial - real estate related	2,189	2,476	2,484	2,454	2,219
Asset-based lending	4,594	4,563	4,452	4,252	4,227

Total loans (b)	20,119	19,958	19,677	19,034	18,895
Loans held for sale	965	865	875	866	923
Goodwill and other intangible assets	1,399	1,366	1,328	1,314	1,265
Other assets	4,988	4,721	4,411	4,282	4,243

Total assets	$ 27,471	$ 26,910	$ 26,291	$ 25,496	$ 25,326

Deposits
Noninterest-bearing demand	$ 7,210	$ 6,817	$ 6,353	$ 6,697	$ 6,526
Money market	3,644	2,678	2,168	2,110	2,886
Other	921	995	933	777	717

Total deposits	11,775	10,490	9,454	9,584	10,129
Commercial paper (c)					514
Other liabilities	4,028	3,885	3,722	3,439	3,405
Capital	2,054	1,879	2,027	1,945	1,787

Total funds	$ 17,857	$ 16,254	$ 15,203	$ 14,968	$ 15,835

PERFORMANCE RATIOS
Return on average capital	25%	24%	23%	22%	24%
Noninterest income to total revenue	52	49	55	49	49
Efficiency	51	51	50	52	49

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$ 180	$ 151	$ 140	$ 136	$ 126
Acquisitions/additions	33	37	19	13	21
Repayments/transfers	(13)	(8)	(8)	(9)	(11)

End of period	$ 200	$ 180	$ 151	$ 140	$ 136

OTHER INFORMATION
Consolidated revenue from: (d)
Treasury Management	$ 108	$ 108	$ 106	$ 102	$ 105
Capital Markets	$ 79	$ 64	$ 76	$ 64	$ 62

Midland Loan Services	$ 53	$ 47	$ 42	$ 42	$ 41
Total loans (e)	$ 20,054	$ 20,405	$ 20,057	$ 19,447	$ 18,817
Nonperforming assets (e)	$ 63	$ 94	$ 125	$ 112	$ 124
Net charge-offs	$ 24	$ 14	$ 12	$ 4	$ 28
Full-time employees (e)	1,936	1,925	1,899	1,892	1,861
Net gains on commercial mortgage loan sales	$ 18	$ 12	$ 18	$ 7	$ 13
Net carrying amount of commercial mortgage
servicing rights (e)	$ 471	$ 414	$ 385	$ 353	$ 344

(a)	See notes (a) and (e) on page 6.
(b)	Includes lease financing and Market Street until Market Street was deconsolidated from our Consolidated Balance Sheet effective October 17, 2005.
(c)	Includes Market Street as applicable.
(d)	Represents consolidated PNC amounts.
(e)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.
PFPC (Unaudited) (a)

Year ended December 31
Dollars in millions except as noted	2006	2005

INCOME STATEMENT
Servicing revenue	$ 747	$ 732
Distribution/out-of-pocket revenue	170	147
Other revenue		10

Total operating revenue	917	889

Operating expense	519	524
Distribution/out-of-pocket expenses	170	147
Amortization of other intangibles, net	14	14

Total expense	703	685

Operating income	214	204
Debt financing	42	38
Nonoperating income (expense) (b)	4	(5)

Pretax earnings	176	161
Income taxes	52	57

Earnings	$ 124	$ 104

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$ 1,012	$ 1,025
Other assets	1,192	1,103

Total assets	$ 2,204	$ 2,128

Debt financing	$ 792	$ 890
Other liabilities	917	864
Shareholder's equity	495	374

Total funds	$ 2,204	$ 2,128

PERFORMANCE RATIOS
Return on average equity	29%	32%
Operating margin (c)	23	23
Operating margin, as adjusted (d)	29	27

SERVICING STATISTICS (at period end)
Accounting/administration net fund assets (in billions) (e)
Domestic	$ 746	$ 754
Offshore	91	81

Total	$ 837	$ 835

Asset type (in billions)
Money market	$ 281	$ 361
Equity	354	305
Fixed income	117	104
Other	85	65

Total	$ 837	$ 835

Custody fund assets (in billions)	$ 427	$ 476

Shareholder accounts (in millions)
Transfer agency	18	19
Subaccounting	50	43

Total	68	62

OTHER INFORMATION

Full-time employees (at December 31)	4,381	4,391

(a)	See notes (a) and (e) on page 6.
(b)	Net of nonoperating expense.
(c)	Operating income divided by total operating revenue.
(d)	Reconciliation of reported amounts to amounts used in the calculation of the operating margin, as adjusted:

Total operating revenue	$ 917	$ 889
Less: PFPC distribution/out-of-pocket revenue	170	147

Total operating revenue, as adjusted	$ 747	$ 742

Total expense	$ 703	$ 685
Less: PFPC distribution/out-of-pocket expenses	170	147

Total expense, as adjusted	$ 533	$ 538

Total operating income, as adjusted	$ 214	$ 204

We have provided the operating margin, as adjusted, because the distribution/out-of-pocket revenue and expenses have no impact on PFPC earnings. Therefore, we believe that this adjusted performance ratio may assist shareholders, investor analysts, regulators and others in their evaluation of PFPC’s performance.

(e) Includes alternative investment net assets serviced.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Three months ended	December 31	September 30	June 30	March 31	December 31
Dollars in millions except as noted	2006	2006	2006	2006	2005

INCOME STATEMENT
Servicing revenue	$ 190	$ 183	$ 184	$ 190	$ 185
Distribution/out-of-pocket revenue	64	35	34	37	32

Total operating revenue	254	218	218	227	217

Operating expense	129	128	129	133	129
Distribution/out-of-pocket expenses	64	35	34	37	32
Amortization of other intangibles, net	4	3	4	3	4

Total expense	197	166	167	173	165

Operating income	57	52	51	54	52
Debt financing	10	11	11	10	10
Nonoperating income	1	1	1	1	2

Pretax earnings	48	42	41	45	44
Income taxes (b)	17	2	15	18	15

Earnings	$ 31	$ 40	$ 26	$ 27	$ 29

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$ 1,012	$ 1,015	$ 1,018	$ 1,022	$ 1,025
Other assets	1,192	1,038	1,398	1,363	1,103

Total assets	$ 2,204	$ 2,053	$ 2,416	$ 2,385	$ 2,128

Debt financing	$ 792	$ 813	$ 852	$ 890	$ 890
Other liabilities	917	772	1,137	1,094	864
Shareholder's equity	495	468	427	401	374

Total funds	$ 2,204	$ 2,053	$ 2,416	$ 2,385	$ 2,128

PERFORMANCE RATIOS
Return on average equity	26%	35%	25%	28%	32%

Operating margin (c)	22	24	23	24	24
Operating margin, as adjusted (d)	30	28	28	28	28

SERVICING STATISTICS (at period end)
Accounting/administration net fund assets (in
billions) (e)
Domestic	$ 746	$ 695	$ 671	$ 665	$ 754
Offshore	91	79	72	85	81

Total	$ 837	$ 774	$ 743	$ 750	$ 835

Asset type (in billions)
Money market	$ 281	$ 260	$ 247	$ 238	$ 361
Equity	354	331	317	338	305
Fixed income	117	111	110	107	104
Other	85	72	69	67	65

Total	$ 837	$ 774	$ 743	$ 750	$ 835

Custody fund assets (in billions)	$ 427	$ 399	$ 389	$ 383	$ 476

Shareholder accounts (in millions)
Transfer agency	18	18	18	20	19
Subaccounting	50	48	47	45	43

Total	68	66	65	65	62

OTHER INFORMATION
Period-end full-time employees	4,381	4,317	4,314	4,291	4,391

(a)	See notes (a) and (e) on page 6.
(b)	Income taxes for the quarter ended September 30, 2006 included the benefit of a $13.5 million reversal of deferred taxes related to foreign subsidiary earnings.
(c)	Operating income divided by total operating revenue.
(d)	Reconciliation of reported amounts to amounts used in the calculation of the operating margin, as adjusted:

Total operating revenue	$ 254	$ 218	$ 218	$ 227	$ 217
Less: PFPC distribution/out-of-pocket
revenue	64	35	34	37	32

Total operating revenue, as
adjusted	$ 190	$ 183	$ 184	$ 190	$ 185

Total expense	$ 197	$ 166	$ 167	$ 173	$ 165
Less: PFPC distribution/out-of-pocket
expenses	64	35	34	37	32

Total expense, as adjusted	$ 133	$ 131	$ 133	$ 136	$ 133

Total operating income, as
adjusted	$ 57	$ 52	$ 51	$ 54	$ 52

We have provided the operating margin, as adjusted, because the distribution/out-of-pocket revenue and expenses have no impact on PFPC earnings. Therefore, we believe that this adjusted performance ratio may assist shareholders, investor analysts, regulators and others in their evaluation of PFPC’s performance.

(e) Includes alternative investment net assets serviced.

THE PNC FINANCIAL SERVICES GROUP, INC.
Efficiency Ratios (Unaudited)

	Three months ended					Year ended

	December 31	September 30	June 30	March 31	December 31	December 31	December 31
	2006	2006	2006	2006	2005	2006	2005

Efficiency, as
reported (a)	63%	33%	64%	67%	66%	52%	68%
Efficiency, as
adjusted (b) .	63%	62%	60%	63%	63%	62%	66%
Efficiency, as
adjusted and
excluding
PFPC
distribution/
out-of-
pocket
revenue and
expenses (b)	61%	61%	59%	61%	62%	61%	65%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income on the Consolidated Income Statement.
(b)	The following present calculations of PNC's efficiency ratio (1) adjusted to illustrate the impact of certain significant 2006 items and adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented, and (2) further adjusted by excluding PFPC distribution/out-of-pocket revenue and expenses primarily associated with pooled investment vehicles to illustrate the impact of certain items due to the magnitude of the aggregate of those items. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant items on our "as reported" efficiency ratio for these periods, in addition to providing a basis of comparability for the impact of BlackRock. Amounts used for these adjusted ratios are reconciled to amounts used in the PNC efficiency ratio as reported (GAAP basis).

	Three months ended					Year ended

	December 31	September 30	June 30	March 31	December 31	December 31	December 31
Dollars in millions	2006	2006	2006	2006	2005	2006	2005

Reconciliation of GAAP amounts with amounts used in the calculation of the adjusted efficiency ratio:
GAAP basis - net
interest income	$ 566	$ 567	$ 556	$ 556	$ 555	$ 2,245	$ 2,154
Adjustment
to net
interest
income:
BlackRo
ck equity
method
(c)		(3)	(4)	(3)	(5)	(10)	(12)

Adjusted
net
interest
income	$ 566	$ 564	$ 552	$ 553	$ 550	$ 2,235	$ 2,142

GAAP basis -
noninterest income	$ 969	$ 2,943	$ 1,230	$ 1,185	$ 1,154	$ 6,327	$ 4,173
Adjustments:
Gain on
BlackRock/ML
IM transaction.		(2,078)				(2,078)
Securities
portfolio
rebalancing		196				196

loss
Mortgage loan
portfolio
repositioning
loss		48				48
BlackRock/MLIM
transaction
integration
costs	10					10
BlackRock equity
method (c)		(277)	(312)	(354)	(317)	(943)	(1,051)

Adjusted
nonintere
st
income	$ 979	$ 832	$ 918	$ 831	$ 837	$ 3,560	$ 3,122

Adjusted
total
revenue	$ 1,545	$ 1,396	$ 1,470	$ 1,384	$ 1,387	$ 5,795	$ 5,264

GAAP basis -
noninterest expense	$ 969	$ 1,167	$ 1,145	$ 1,162	$ 1,127	$ 4,443	$ 4,306
Adjustments:
BlackRock/MLIM
transaction
integration
costs		(72)	(13)	(6)		(91)
BlackRock equity
method (c)		(223)	(251)	(291)	(257)	(765)	(853)

Adjusted
nonintere
st
expense	$ 969	$ 872	$ 881	$ 865	$ 870	$ 3,587	$ 3,453

Adjusted efficiency
ratio	63%	62%	60%	63%	63%	62%	66%

Amounts further adjusted by excluding PFPC distribution/out-of-pocket revenue and expenses:
Adjusted net interest
income	$ 566	$ 564	$ 552	$ 553	$ 550	$ 2,235	$ 2,142
Adjusted noninterest
income	$ 979	$ 832	$ 918	$ 831	$ 837	$ 3,560	$ 3,122
Less: PFPC
distribution/out
-of-pocket
revenue	64	35	34	37	32	170	147

Noninterest
income,
as
adjusted
and
excludin
g PFPC
distributi
on/out-
of-pocket
revenue	$ 915	$ 797	$ 884	$ 794	$ 805	$ 3,390	$ 2,975

Total
revenue,
as	$ 1,481	$ 1,361	$ 1,436	$ 1,347	$ 1,355	$ 5,625	$ 5,117

adjusted
and
excludin
g PFPC
distributi
on/out-
of-pocket
revenue

Adjusted noninterest
expense	$ 969	$ 872	$ 881	$ 865	$ 870	$ 3,587	$ 3,453
Less: PFPC
distribution/out
-of-pocket
expenses	64	35	34	37	32	170	147

Noninterest
expense,
as
adjusted
and
excludin
g PFPC
distributi
on/out-
of-pocket
expenses $	905	$ 837	$ 847	$ 828	$ 838	$ 3,417	$ 3,306

Efficiency ratio, as
adjusted and
excluding PFPC
distribution/out-of-
pocket revenue and
expenses	61%	61%	59%	61%	62%	61%	65%

(c) See Appendix to Financial Supplement.

THE PNC FINANCIAL SERVICES GROUP, INC.
Details of Net Interest Income, Net Interest Margin, and Trading Revenue (Unaudited)
Taxable-equivalent basis
	Three months ended					Year ended

Net Interest Income	December 31	September 30	June 30	March 31	December 31	December 31	December 31
In millions	2006	2006	2006	2006	2005	2006	2005

Interest income
Loans	$ 824	$ 841	$ 801	$ 750	$ 730	$ 3,216	$ 2,680
Securities available for sale and held
to maturity	279	272	255	244	234	1,050	825
Other	119	97	76	79	83	371	262

Total interest income	1,222	1,210	1,132	1,073	1,047	4,637	3,767

Interest expense
Deposits	450	434	379	327	305	1,590	981
Borrowed funds	201	202	191	183	174	777	599

Total interest expense	651	636	570	510	479	2,367	1,580

Net interest income (a)	$ 571	$ 574	$ 562	$ 563	$ 568	$ 2,270	$ 2,187

(a)	The following is a reconciliation of net interest income as reported in the Consolidated Income Statement (GAAP basis) to net interest income on a taxable-equivalent basis:

Three months ended	Year ended

December 31	September 30	June 30	March 31	December 31	December 31	December 31
In millions	2006	2006	2006	2006	2005	2006	2005

Net interest income,
GAAP basis	$ 566	$ 567	$ 556	$ 556	$ 555	$ 2,245	$ 2,154
Taxable-equivalent
adjustment	5	7	6	7	13	25	33

Net interest income,
taxable-equivalent basis	$ 571	$ 574	$ 562	$ 563	$ 568	$ 2,270	$ 2,187

Three months ended	Year ended

December 31	September 30	June 30	March 31	December 31	December 31	December 31
Net Interest Margin	2006	2006	2006	2006	2005	2006	2005

Average yields/rates
Yield on interest-earning
assets
Loans	6.63%	6.59%	6.38%	6.14%	5.91%	6.49%	5.66%
Securities available
for sale and held
to maturity	5.27	5.01	4.76	4.66	4.49	4.93	4.28
Other	5.56	5.78	5.23	5.04	5.00	5.45	4.11
Total yield on
interest-
earning
assets	6.15	6.09	5.84	5.64	5.44	5.97	5.16
Rate on interest-bearing
liabilities
Deposits	3.54	3.43	3.11	2.81	2.58	3.25	2.21
Borrowed funds	5.39	5.40	5.06	4.65	4.23	5.17	3.70
Total rate on
interest-
bearing
liabilities	3.97	3.88	3.56	3.27	3.01	3.70	2.61

Interest rate	2.18	2.21	2.28	2.37	2.43	2.27	2.55

spread
Impact of noninterest-
bearing sources	.70	.68	.62	.58	.53	.65	.45

Net interest margin .	2.88%	2.89%	2.90%	2.95%	2.96%	2.92%	3.00%

	Three months ended					Year ended

Trading Revenue (b)	December 31	September 30	June 30	March 31	December 31	December 31	December 31
In millions	2006	2006	2006	2006	2005	2006	2005

Net interest income (expense)	$ (2)	$ (1)	$ (3)		$ 2	$ (6)	$ 9
Noninterest income	33	38	55	$ 57	49	183	157

Total trading revenue	$ 31	$ 37	$ 52	$ 57	$ 51	$ 177	$ 166

Securities underwriting and
trading (c)	$ 11	$ 7	$ 6	$ 14	$ 6	$ 38	$ 47
Foreign exchange	13	11	17	14	12	55	39
Financial derivatives	7	19	29	29	33	84	80

Total trading revenue	$ 31	$ 37	$ 52	$ 57	$ 51	$ 177	$ 166

(b)	See pages 19-22 for disclosure of average trading assets and liabilities.
(c)	Includes changes in fair value for certain loans accounted for at fair value. See pages 19 and 21 for disclosure of average loans at fair value.

THE PNC FINANCIAL SERVICES GROUP, INC. Average Consolidated Balance Sheet (Unaudited)

Year ended December 31- in millions	2006	2005

Assets
Interest-earning assets
Securities available for sale and held to maturity
Mortgage-backed, asset-backed, and other debt	$ 14,670	$ 11,377
U.S. Treasury and government agencies/corporations	6,251	7,558
State and municipal	148	167
Corporate stocks and other	246	173

Total securities available for sale and held to maturity (a) (b)	21,315	19,275
Loans, net of unearned income
Commercial	20,201	19,007
Commercial real estate	3,212	2,609
Consumer	16,125	16,208
Residential mortgage	6,888	6,136
Lease financing	2,777	2,944
Other	363	453

Total loans, net of unearned income (a)	49,566	47,357
Loans held for sale	2,683	2,301
Federal funds sold and resale agreements	1,143	985
Other	2,985	3,083

Total interest-earning assets	77,692	73,001
Noninterest-earning assets
Allowance for loan and lease losses	(591)	(632)
Cash and due from banks	3,121	3,164
Other assets	14,790	13,015

Total assets (a)	$ 95,012	$ 88,548

Supplemental Average Balance Sheet Information
Loans
Loans excluding conduit	$ 49,566	$ 45,691

Market Street conduit (a)		1,666

Total loans (a)	$ 49,566	$ 47,357

Trading Assets
Securities (c)	$ 1,712	$ 1,850
Resale agreements (d)	623	663
Financial derivatives (e)	1,148	772
Loans at fair value (e)	128

Total trading assets	$ 3,611	$ 3,285

(a)	We deconsolidated Market Street from our Consolidated Balance Sheet in October 2005. Assets and liabilities of Market Street, consisting primarily of securities, loans, and commercial paper, are not reflected in our Average Consolidated Balance Sheet after October 17, 2005.
(b)	Securities held to maturity totaled less than $.5 million for the year ended December 31, 2006 and $1 million for the year ended December 31, 2005 and are included in the "Mortgage-backed, asset-backed, and other debt" category above.
(c)	Included in "Interest-earning assets-Other" above.
(d)	Included in "Federal funds sold and resale agreements" above.
(e)	Included in "Noninterest-earning assets-Other assets" above.

THE PNC FINANCIAL SERVICES GROUP, INC. Average Consolidated Balance Sheet (Unaudited) (Continued)

Year ended December 31- in millions	2006	2005

Liabilities, Minority and Noncontrolling Interests, and Shareholders' Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$ 19,745	$ 17,930
Demand	8,187	8,224
Savings	2,081	2,645
Retail certificates of deposit	13,999	11,623
Other time	1,364	1,559
Time deposits in foreign offices	3,613	2,347

Total interest-bearing deposits	48,989	44,328
Borrowed funds
Federal funds purchased	3,081	2,098
Repurchase agreements	2,205	2,189
Bank notes and senior debt	3,128	3,198
Subordinated debt	4,417	4,044
Commercial paper (a)	166	2,223
Other	2,046	2,447

Total borrowed funds	15,043	16,199

Total interest-bearing liabilities	64,032	60,527
Noninterest-bearing liabilities, minority and noncontrolling interests, and shareholders' equity
Demand and other noninterest-bearing deposits	14,320	13,309
Allowance for unfunded loan commitments and letters of credit	106	80
Accrued expenses and other liabilities	6,672	6,098
Minority and noncontrolling interests in consolidated entities	600	542
Shareholders' equity	9,282	7,992

Total liabilities, minority and noncontrolling interests, and shareholders' equity	$ 95,012	$ 88,548

Supplemental Average Balance Sheet Information

Deposits and Other
Interest-bearing deposits	$ 48,989	$ 44,328
Demand and other noninterest-bearing deposits	14,320	13,309

Total deposits	$ 63,309	$ 57,637

Transaction deposits	$ 42,252	$ 39,463
Market Street commercial paper (a)		$ 1,837
Common shareholders' equity	$ 9,275	$ 7,984

Trading Liabilities
Securities sold short (b)	$ 965	$ 993
Repurchase agreements and other borrowings (c)	833	1,044
Financial derivatives (d)	1,103	825
Borrowings at fair value (d)	31

Total trading liabilities	$ 2,932	$ 2,862

(a)	See note (a) on page 19.
(b)	Included in "Borrowed funds-Other" above.
(c)	Included in "Borrowed funds-Repurchase agreements" and "Borrowed funds-Other" above.
(d)	Included in "Accrued expenses and other liabilities" above.

THE PNC FINANCIAL SERVICES GROUP, INC. Average Consolidated Balance Sheet (Unaudited)

	December 31	September 30	June 30	March 31	December 31
Three months ended - in millions	2006	2006	2006	2006	2005

Assets
Interest-earning assets
Securities available for sale and held to maturity
Mortgage-backed, asset-backed, and other
debt	$ 16,747	$ 15,109	$ 13,771	$ 13,007	$ 12,541
U.S. Treasury and government
agencies/corporations	4,066	6,187	7,263	7,527	7,952
State and municipal	140	144	152	156	161
Corporate stocks and other	277	259	230	216	163

Total securities available for sale and
held to maturity (a) (b)	21,230	21,699	21,416	20,906	20,817
Loans, net of unearned income
Commercial	20,458	20,431	20,348	19,556	19,130
Commercial real estate	3,483	3,268	3,071	3,021	2,983
Consumer	16,272	16,150	16,049	16,184	16,310
Residential mortgage	5,606	7,332	7,353	7,272	7,175
Lease financing	2,789	2,790	2,761	2,769	2,821
Other	385	367	354	344	364

Total loans, net of unearned income
(a)	48,993	50,338	49,936	49,146	48,783
Loans held for sale	3,167	2,408	2,411	2,745	2,715
Federal funds sold and resale agreements	2,049	1,401	613	488	643
Other	3,198	2,805	2,795	3,147	3,248

Total interest-earning assets	78,637	78,651	77,171	76,432	76,206
Noninterest-earning assets
Allowance for loan and lease losses	(557)	(609)	(600)	(600)	(628)
Cash and due from banks	2,999	3,161	3,140	3,187	3,325
Other	17,969	14,142	13,736	13,110	13,167

Total assets (a)	$ 99,048	$ 95,345	$ 93,447	$ 92,129	$ 92,070

Supplemental Average Balance Sheet Information

Trading Assets
Securities (c)	$ 2,111	$ 1,460	$ 1,477	$ 1,797	$ 1,852

Resale agreements (d)	1,247	537	378	321	593
Financial derivatives (e)	1,209	1,220	1,251	908	849
Loans at fair value (e)	172	168	170

Total trading assets	$ 4,739	$ 3,385	$ 3,276	$ 3,026	$ 3,294

(a)	We deconsolidated Market Street from our Consolidated Balance Sheet in October 2005. Assets and liabilities of Market Street, consisting primarily of securities, loans, and commercial paper, are not reflected in our Average Consolidated Balance Sheet after October 17, 2005. Average total loans and average commercial paper for the fourth quarter of 2005 included $430 million and $514 million, respectively, related to Market Street.
(b)	Securities held to maturity totaled less than $.5 million for each of the periods presented and are included in the "Mortgage-backed, asset-backed, and other debt" category above.
(c)	Included in "Interest-earning assets-Other" above.
(d)	Included in "Federal funds sold and resale agreements" above.
(e)	Included in "Noninterest-earning assets-Other" above.

THE PNC FINANCIAL SERVICES GROUP, INC.
Average Consolidated Balance Sheet (Unaudited) (Continued)

	December 31	September 30	June 30	March 31	December 31
Three months ended - in millions	2006	2006	2006	2006	2005

Liabilities, Minority and Noncontrolling
Interests, and Shareholders' Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$ 20,879	$ 20,565	$ 19,019	$ 18,482	$ 19,194
Demand	8,143	8,075	8,229	8,304	8,378
Savings	1,882	2,021	2,177	2,250	2,377
Retail certificates of deposit	14,837	14,209	13,686	13,243	12,804
Other time	1,355	1,467	1,323	1,309	1,527
Time deposits in foreign offices	3,068	3,712	4,276	3,396	2,482

Total interest-bearing deposits	50,164	50,049	48,710	46,984	46,762
Borrowed funds
Federal funds purchased	3,167	3,831	2,715	2,594	2,518
Repurchase agreements	2,264	2,027	2,226	2,307	1,915
Bank notes and senior debt	2,757	2,801	3,145	3,824	3,558
Subordinated debt	4,361	4,436	4,437	4,437	4,438
Commercial paper (a)	88	153	206	219	798
Other	2,073	1,474	2,298	2,380	2,960

Total borrowed funds	14,710	14,722	15,027	15,761	16,187

Total interest-bearing liabilities	64,874	64,771	63,737	62,745	62,949
Noninterest-bearing liabilities, minority and
noncontrolling interests, and shareholders' equity
Demand and other noninterest-bearing
deposits	14,827	14,549	13,926	13,966	14,057
Allowance for unfunded loan commitments
and letters of credit	117	104	103	101	80
Accrued expenses and other liabilities	7,882	6,346	6,305	6,106	6,049
Minority and noncontrolling interests in
consolidated entities	542	640	631	589	599
Shareholders' equity	10,806	8,935	8,745	8,622	8,336

Total liabilities, minority and
noncontrolling interests, and
shareholders' equity	$ 99,048	$ 95,345	$ 93,447	$ 92,129	$ 92,070

Supplemental Average Balance Sheet
Information

Deposits and Other
Interest-bearing deposits	$ 50,164	$ 50,049	$ 48,710	$ 46,984	$ 46,762
Demand and other noninterest-bearing deposits	14,827	14,549	13,926	13,966	14,057

Total deposits	$ 64,991	$ 64,598	$ 62,636	$ 60,950	$ 60,819
Transaction deposits	$ 43,849	$ 43,189	$ 41,174	$ 40,752	$ 41,629
Common shareholders' equity	$ 10,799	$ 8,928	$ 8,738	$ 8,615	$ 8,328

Trading Liabilities
Securities sold short (b)	$ 1,553	$ 867	$ 769	$ 663	$ 961
Repurchase agreements and other borrowings (c)	1,096	708	641	886	985
Financial derivatives (d)	1,156	1,151	1,200	901	908
Borrowings at fair value (d)	34	40	48

Total trading liabilities	$ 3,839	$ 2,766	$ 2,658	$ 2,450	$ 2,854

(a)	See note (a) on page 21.
(b)	Included in "Borrowed funds-Other" above.
(c)	Included in "Borrowed funds-Repurchase agreements" and "Borrowed funds-Other" above.
(d)	Included in "Accrued expenses and other liabilities" above.

THE PNC FINANCIAL SERVICES GROUP, INC.
Details of Loans and Lending Statistics (Unaudited)
Loans

	December 31	September 30	June 30	March 31	December 31
Period ended - in millions	2006	2006	2006	2006	2005

Commercial
Retail/wholesale	$ 5,301	$ 5,245	$ 5,393	$ 4,962	$ 4,854
Manufacturing	4,189	4,318	4,164	4,113	4,045
Other service providers	2,186	2,155	2,179	2,114	1,986
Real estate related	2,825	3,000	2,903	2,845	2,577
Financial services	1,324	1,423	1,479	1,561	1,438
Health care	707	685	641	651	616
Other	4,052	3,858	3,805	3,681	3,809

Total commercial	20,584	20,684	20,564	19,927	19,325

Commercial real estate
Real estate projects	2,716	2,691	2,438	2,325	2,244
Mortgage	816	794	768	721	918

Total commercial real estate	3,532	3,485	3,206	3,046	3,162

Equipment lease financing	3,556	3,609	3,583	3,558	3,628

Total commercial lending	27,672	27,778	27,353	26,531	26,115

Consumer
Home equity	13,749	13,876	13,853	13,787	13,790
Automobile	1,135	1,061	1,008	958	938
Other	1,631	1,419	1,388	1,363	1,445

Total consumer	16,515	16,356	16,249	16,108	16,173

Residential mortgage	6,337	5,234	7,416	7,362	7,307
Other	376	347	358	352	341
Unearned income	(795)	(815)	(828)	(832)	(835)

Total, net of unearned income	$ 50,105	$ 48,900	$ 50,548	$ 49,521	$ 49,101

		December 31	December 31
		2006	2005

Commercial Lending Exposure (a) (b)
Investment grade or equivalent		49%		46%
Non-investment grade
$50 million or greater		2%		2%
All other non-investment grade		49%		52%

Total		100%	100%

(a)	Includes all commercial loans in the Retail Banking and Corporate & Institutional Banking business segments.
(b)	Exposure represents the sum of all loans, leases, commitments and letters of credit.

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit and Net Unfunded Commitments (Unaudited)
Change in Allowance for Loan and Lease Losses

	December 31	September 30	June 30	March 31	December 31
Three months ended - in millions	2006	2006	2006	2006	2005

Beginning balance	$ 566	$ 611	$ 597	$ 596	$ 634
Charge-offs
Commercial	(23)	(39)	(30)	(16)	(8)
Commercial real estate	(1)	(2)			(1)
Equipment lease financing (a)	(14)				(29)
Consumer	(15)	(13)	(12)	(12)	(12)
Residential mortgage	(1)	(2)			(1)

Total charge-offs (a)	(54)	(56)	(42)	(28)	(51)
Recoveries
Commercial	3	6	4	6	6
Commercial real estate	1
Equipment lease financing	1		4
Consumer	4	3	4	4	4

Total recoveries	9	9	12	10	10
Net recoveries (charge-offs)
Commercial	(20)	(33)	(26)	(10)	(2)
Commercial real estate		(2)			(1)
Equipment lease financing (a)	(13)		4		(29)
Consumer	(11)	(10)	(8)	(8)	(8)
Residential mortgage	(1)	(2)			(1)

Total net charge-offs (a)	(45)	(47)	(30)	(18)	(41)
Provision for credit losses	42	16	44	22	24
Net change in allowance for unfunded loan
commitments and letters of credit	(3)	(14)		(3)	(21)

Ending balance	$ 560	$ 566	$ 611	$ 597	$ 596

Supplemental Information
Commercial lending net charge-offs (a) (b)	$ (33)	$ (35)	$ (22)	$ (10)	$ (32)
Consumer lending net charge-offs (c)	(12)	(12)	(8)	(8)	(9)

Total net charge-offs (a)	$ (45)	$ (47)	$ (30)	$ (18)	$ (41)
Net charge-offs to average loans
Commercial lending	.49%	.52%	.34%	.16%	.51%
Consumer lending	.22	.20	.14	.14	.15

(a)	Fourth quarter 2005 amounts reflect the impact of a charge-off related to a single leasing customer during that period.
(b)	Includes commercial, commercial real estate and equipment lease financing.
(c)	Includes consumer and residential mortgage.

Change in Allowance for Unfunded Loan Commitments and Letters of Credit

	December 31	September 30	June 30	March 31	December 31
Three months ended - in millions	2006	2006	2006	2006	2005

Beginning balance	$ 117	$ 103	$ 103	$ 100	$ 79
Net change in allowance for unfunded loan
commitments and letters of credit	3	14		3	21

Ending balance	$ 120	$ 117	$ 103	$ 103	$ 100

Net Unfunded Commitments	December 31	September 30	June 30	March 31	December 31
In millions	2006	2006	2006	2006	2005

Net unfunded commitments	$ 44,835	$ 43,804	$ 40,904	$ 40,806	$ 40,178

THE PNC FINANCIAL SERVICES GROUP, INC. Details of Nonperforming Assets (Unaudited) Nonperforming Assets by Type

	December 31	September 30	June 30	March 31	December 31
Period ended - in millions	2006	2006	2006	2006	2005

Nonaccrual loans
Commercial	$ 109	$ 112	$ 151	$ 127	$ 134
Commercial real estate	12	14	12	13	14
Equipment lease financing	1	14	16	16	17
Consumer	13	14	14	11	10
Residential mortgage	12	13	14	15	15

Total nonaccrual loans	147	167	207	182	190
Troubled debt restructured loan			1

Total nonperforming loans	147	167	208	182	190
Nonperforming loans held for sale (a)				1	1
Foreclosed and other assets
Equipment lease financing	12	12	12	13	13
Residential mortgage	10	9	8	8	9
Other	2	3	3	3	3

Total foreclosed and other assets	24	24	23	24	25

Total nonperforming assets (b).	$ 171	$ 191	$ 231	$ 207	$ 216

Nonperforming loans to total loans	.29%	.34%	.41%	.37%	.39%
Nonperforming assets to total loans, loans held
for sale and foreclosed assets	.33	.36	.44	.40	.42
Nonperforming assets to total assets	.17	.19	.24	.22	.23

(a)	Amounts represent troubled debt restructured loans held for sale.

(b) Excludes equity management assets carried
at estimated fair value (amounts include
troubled debt restructured assets of $4
million, $4 million, $7 million, $7 million,
and $7 million, respectively).	$ 11	$ 12	$ 18	$ 21	$ 25

Change in Nonperforming Assets

In millions	Year ended

January 1, 2006	$ 216
Transferred from accrual	225
Returned to performing	(17)
Principal activity including payoffs	(116)
Asset sales	(17)
Charge-offs and valuation adjustments	(120)

December 31, 2006	$ 171

THE PNC FINANCIAL SERVICES GROUP, INC.
Details of Nonperforming Assets (Unaudited) (Continued)
Nonperforming Assets by Business
	December 31	September 30	June 30	March 31	December 31
Period ended - in millions	2006	2006	2006	2006	2005

Retail Banking
Nonperforming loans	$96	$85	$95	$84	$81
Foreclosed and other assets	10	10	9	9	9

Total	$106	$95	$104	$93	$90

Corporate & Institutional Banking
Nonperforming loans	$50	$81	$112	$97	$108
Nonperforming loans held for sale				1	1
Foreclosed and other assets	13	13	13	14	15

Total	$63	$94	$125	$112	$124

Other (a)
Nonperforming loans	$1	$1	$1	$1	$1
Foreclosed and other assets	1	1	1	1	1

Total	$2	$2	$2	$2	$2

Consolidated Totals
Nonperforming loans	$147	$167	$208	$182	$190
Nonperforming loans held for sale				1	1
Foreclosed and other assets	24	24	23	24	25

Total	$171	$191	$231	$207	$216

(a) Represents residential mortgages related to PNC's asset and liability management function.

Largest Nonperforming Assets at December 31, 2006 - in millions (b)

Ranking	Outstandings	Industry

1	$17	Food Manufacutring
2	12	Air Transportation
3	11	Computer and Electronic Product Mfg.
4	4	Real Estate
5	4	Fabricated Metal Product Mfg.
6	4	Construction of Buildings
7	4	Private Households
8	3	Truck Transportation
9	3	Merchant Wholesalers, Nondurable Goods
10	2	Motor Vehicle and Parts Dealers

Total	$64

As a percent of total nonperforming assets
	37%

(b) Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets - Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets - Primarily comprised of total average quarterly (or annual) assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets.

Annualized - Adjusted to reflect a full year of activity.

Assets under management - Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Basis point - One hundredth of a percentage point.

Charge-off - Process of removing a loan or portion of a loan from our balance sheet because it is considered uncollectible. We also record a charge-off when a loan is transferred to held for sale and the loan’s market value is less than its carrying amount.

Common shareholders’ equity to total assets - Common shareholders’ equity divided by total assets. Common shareholders’ equity equals total shareholders’ equity less the liquidation value of preferred stock.

Custody assets - Investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Derivatives - Financial contracts whose value is derived from publicly traded securities, interest rates, currency exchange rates or market indices. Derivatives cover a wide assortment of financial contracts, including forward contracts, futures, options and swaps.

Duration of equity - An estimate of the rate sensitivity of our economic value of equity. A negative duration of equity is associated with asset sensitivity (i.e., positioned for rising interest rates), while a positive value implies liability sensitivity (i.e., vulnerable to rising rates). For example, if the duration of equity is +1.5 years, the economic value of equity declines by 1.5% for each 100 basis point increase in interest rates.

Earning assets - Assets that generate income, which include: federal funds sold; resale agreements; other short-term investments, including trading securities; loans held for sale; loans, net of unearned income; securities; and certain other assets.

Economic capital - Represents the amount of resources that our business segments should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with our target credit rating. As such, economic risk serves as a “common currency” of risk that allows us to compare different risks on a similar basis.

Economic value of equity (“EVE”) - The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration - A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off- balance sheet positions.

Efficiency - Noninterest expense divided by the sum of net interest income and noninterest income.

Funds transfer pricing - A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of our business segments. We assign these balances LIBOR-based funding rates at origination that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures.

Futures and forward contracts - Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument.

GAAP - Accounting principles generally accepted in the United States of America.

Leverage ratio - Tier 1 risk-based capital divided by adjusted average total assets.

Net interest margin - Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration - Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue - Noninterest income divided by the sum of net interest income and noninterest income.

Nonperforming assets - Nonperforming assets include nonaccrual loans, troubled debt restructured loans, nonaccrual loans held for sale, foreclosed assets and other assets. We do not accrue interest income on assets classified as nonperforming.

Nonperforming loans - Nonperforming loans include loans to commercial, commercial real estate, equipment lease financing, consumer, and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include nonaccrual loans held for sale or foreclosed and other assets. We do not accrue interest income on loans classified as nonperforming.

Operating leverage - The period to period percentage change in total revenue less the percentage change in noninterest expense. A positive percentage indicates that revenue growth exceeded expense growth (i.e., positive operating leverage) while a negative percentage implies expense growth exceeded revenue growth (i.e., negative operating leverage).

Recovery - Cash proceeds received on a loan that we had previously charged off. We credit the amount received to the allowance for loan and lease losses.

Return on average capital - Annualized net income divided by average capital.

Return on average assets - Annualized net income divided by average assets.

Return on average common equity - Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets - Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization - The process of legally transforming financial assets into securities.

Tangible common equity ratio - Period-end common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by period-end assets less goodwill and other intangible assets (excluding mortgage servicing rights).

Taxable-equivalent interest - The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable asset. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable assets. This adjustment is not permitted under GAAP on the Consolidated Income Statement.

Tier 1 risk-based capital - Tier 1 risk-based capital equals: total shareholders’ equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain other intangible assets, less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 risk-based capital purposes.

Tier 1 risk-based capital ratio - Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced - Total domestic and offshore fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total return swap - A non-traditional swap where one party agrees to pay the other the “total return” of a defined underlying asset (e.g., a loan), usually in return for receiving a stream of LIBOR-based cash flows. The total returns of the asset, including interest and any default shortfall, are passed through to the counterparty. The counterparty is therefore assuming the credit and economic risk of the underlying asset.

Total risk-based capital - Tier 1 risk-based capital plus qualifying senior and subordinated debt, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio - Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits - The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Yield curve - A graph showing the relationship between the yields on financial instruments or market indices of the same credit quality with different maturities. For example, a “normal” or “positive” yield curve exists when long-term bonds have higher yields than short-term bonds. A “flat” yield curve exists when yields are the same for short-term and long-term bonds. A “steep” yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds. An “inverted” or “negative” yield curve exists when short-term bonds have higher yields than long-term bonds.

Business Segment Descriptions

Retail Banking provides deposit, lending, brokerage, trust, investment management, and cash management services to approximately 2.5 million consumer and small business customers within our primary geographic area. Our customers are serviced through approximately 850 offices in our branch network, the call center located in Pittsburgh and the Internet – www.pncbank.com. The branch network is located primarily in Pennsylvania; New Jersey; the greater Washington, D.C. area, including Virginia and Maryland; Ohio; Kentucky and Delaware. Brokerage services are provided through PNC Investments, LLC, and J.J.B. Hilliard, W.L. Lyons, Inc. Retail Banking also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides nondiscretionary defined contribution plan services and investment options through its Vested Interest® product. These services are provided to individuals and corporations primarily within our primary geographic markets.

Corporate & Institutional Banking provides lending, treasury management, and capital markets products and services to mid-sized corporations, government entities, and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets products and services include foreign exchange, derivatives, loan syndications, mergers and acquisitions advisory and related services to middle-market companies, securities underwriting, and securities sales and trading. Corporate & Institutional Banking also provides commercial loan servicing, real estate advisory and technology solutions for the commercial real estate finance industry. Corporate & Institutional Banking provides products and services generally within our primary geographic markets, with certain products and services provided nationally.

BlackRock is one of the world’s largest publicly traded investment management firms. As of December 31, 2006, BlackRock’s assets under management were $1.1 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, BlackRock provides BlackRock Solutions® investment system, risk management, and financial advisory services to a growing number of institutional investors. The firm has a major presence in key global markets, including the United States, Europe, Asia, Australia and the Middle East. For additional information, please see the firm’s SEC reports on its website at www.blackrock.com. At December 31, 2006, PNC owned approximately 34% of BlackRock and accounts for its investment in BlackRock under the equity method.

PFPC is a leading full service provider of processing, technology and business solutions for the global investment industry. Securities services include custody, securities lending, and accounting and administration for funds registered under the 1940 Act and alternative investments. Investor services include transfer agency, managed accounts, subaccounting, and distribution. PFPC serviced $2.2 trillion in total assets and 68 million shareholder accounts as of December 31, 2006 both domestically and internationally through its Ireland and Luxembourg operations.

Additional Information About The PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-

2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.

Appendix to Financial Supplement
The PNC Financial Services Group, Inc.
Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the year ended December 31, 2006			BlackRock
	PNC		Deconsolidation and	BlackRock	PNC
In millions	As Reported	Adjustments (b)	Other Adjustments	Equity Method (c)	As Adjusted

Net Interest Income
Interest income	$ 4,612		$ (16)		$ 4,596
Interest expense	2,367		(6)		2,361

Net interest income	2,245		(10)		2,235
Provision for credit losses	124				124

Net interest income less provision for
credit losses	2,121		(10)		2,111

Noninterest Income
Asset management	1,420	$ 10	(1,036)	$ 144	538
Other	4,907	(1,834)	(51)		3,022

Total noninterest income	6,327	(1,824)	(1,087)	144	3,560

Noninterest Expense
Compensation and benefits	2,432	(44)	(523)		1,865
Other	2,011	(47)	(242)		1,722

Total noninterest expense	4,443	(91)	(765)		3,587

Income before minority interest and income
taxes	4,005	(1,733)	(332)	144	2,084
Minority interest in income of BlackRock	47	18	(65)
Income taxes	1,363	(663)	(130)	7	577

Net income	$ 2,595	$ (1,088)	$ (137)	$ 137	$ 1,507

For the year ended December 31, 2005		BlackRock
	PNC	Deconsolidation and	BlackRock	PNC
In millions	As Reported	Other Adjustments	Equity Method (d)	As Adjusted

Net Interest Income
Interest income	$ 3,734	$ (20)		$ 3,714
Interest expense	1,580	(8)		1,572

Net interest income	2,154	(12)		2,142
Provision for credit losses	21			21

Net interest income less provision for
credit losses	2,133	(12)		2,121

Noninterest Income
Asset management	1,443	(1,143)	$ 163	463
Other	2,730	(71)		2,659

Total noninterest income	4,173	(1,214)	163	3,122

Noninterest Expense
Compensation and benefits	2,393	(595)		1,798
Other	1,913	(258)		1,655

Total noninterest expense	4,306	(853)		3,453

Income before minority interest and income
taxes	2,000	(373)	163	1,790
Minority interest in income of BlackRock	71	(71)
Income taxes	604	(150)	11	465

Net income	$ 1,325	$ (152)	$ 152	$ 1,325

(a)	This adjusted condensed consolidated income statement reconciliation is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain significant 2006 items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. This reconciliation is from the reported GAAP amounts shown on pages 1 and 3 of the Financial Supplement to the corresponding adjusted amounts shown on pages 2 and 4 of the Financial Supplement. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods, in addition to providing a basis of comparability for the impact of BlackRock. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our BlackRock/Merrill Lynch Investment Managers ("MLIM") transaction accounting, securities portfolio rebalancing and mortgage loan portfolio repositioning.
(b)	Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $101 million of BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
(c)	BlackRock investment revenue represents PNC's ownership interest in earnings of BlackRock excluding our share of pretax BlackRock/MLIM transaction integration costs totaling $101 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.
(d)	BlackRock investment revenue represents PNC's approximately 70% ownership interest in earnings of BlackRock at December 31, 2005. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (continued)
The PNC Financial Services Group, Inc.
Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

		BlackRock Equity
For the three months ended December 31, 2006		Method - BlackRock/MLIM
	PNC	Transaction	PNC
In millions	As Reported	Integration Costs (b)	As Adjusted

Net Interest Income
Interest income	$ 1,217		$ 1,217
Interest expense	651		651

Net interest income	566		566
Provision for credit losses	42		42

Net interest income less
provision for credit losses	524		524

Noninterest Income
Asset management	149	$ 10	159
Other	820		820

Total noninterest income	969	10	979

Noninterest Expense
Compensation and benefits	497		497
Other	472		472

Total noninterest expense	969		969

Income before income taxes	524	10	534
Income taxes	148	2	150

Net income	$ 376	$ 8	$ 384

For the three months ended September 30, 2006			BlackRock
	PNC		Deconsolidation and	BlackRock	PNC
In millions	As Reported	Adjustments (c)	Other Adjustments	Equity Method (d)	As Adjusted

Net Interest Income
Interest income	$ 1,203		$ (5)		$ 1,198
Interest expense	636		(2)		634

Net interest income	567		(3)		564
Provision for credit losses	16				16

Net interest income less
provision for credit losses	551		(3)		548

Noninterest Income
Asset management	381		(302)	$ 43	122
Other	2,562	$ (1,834)	(18)		710

Total noninterest income	2,943	(1,834)	(320)	43	832

Noninterest Expense
Compensation and benefits	659	(44)	(154)		461
Other	508	(28)	(69)		411

Total noninterest expense	1,167	(72)	(223)		872

Income before minority interest and
income taxes	2,327	(1,762)	(100)	43	508
Minority interest in income of
BlackRock	6	14	(20)
Income taxes	837	(672)	(38)	1	128

Net income	$ 1,484	$ (1,104)	$ (42)	$ 42	$ 380

(a)	See note (a) on page A1.
(b)	BlackRock recorded $51 million pretax ($32 million after-tax) of BlackRock/MLIM transaction integration costs for the fourth quarter of 2006. PNC incurred approximately 34%, or $10 million, of these costs under the equity method.
(c)	Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $72 million of BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
(d)	BlackRock investment revenue represents PNC's approximately 69% ownership interest in earnings of BlackRock for the third quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $72 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (continued)
The PNC Financial Services Group, Inc.
Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the three months ended June 30, 2006		BlackRock/MLIM	BlackRock
	PNC	Transaction	Deconsolidation and	BlackRock	PNC
In millions	As Reported	Integration Costs	Other Adjustments	Equity Method (b)	As Adjusted

Net Interest Income
Interest income	$ 1,126		$ (6)		$ 1,120
Interest expense	570		(2)		568

Net interest income	556		(4)		552
Provision for credit losses	44				44

Net interest income less provision for
credit losses	512		(4)		508

Noninterest Income
Asset management	429		(349)	$ 49	129
Other	801		(12)		789

Total noninterest income	1,230		(361)	49	918

Noninterest Expense
Compensation and benefits	634	$ 3	(180)		457
Other	511	(16)	(71)		424

Total noninterest expense	1,145	(13)	(251)		881

Income before minority interest and income
taxes	597	13	(114)	49	545
Minority interest in income of BlackRock	19	3	(22)
Income taxes	197	5	(46)	3	159

Net income	$ 381	$ 5	$ (46)	$ 46	$ 386

For the three months ended March 31, 2006		BlackRock/MLIM	BlackRock
	PNC	Transaction	Deconsolidation and	BlackRock	PNC
In millions	As Reported	Integration Costs	Other Adjustments	Equity Method (c)	As Adjusted

Net Interest Income
Interest income	$ 1,066		$ (5)		$ 1,061
Interest expense	510		(2)		508

Net interest income	556		(3)		553
Provision for credit losses	22				22

Net interest income less provision for
credit losses	534		(3)		531

Noninterest Income
Asset management	461		(385)	$ 52	128
Other	724		(21)		703

Total noninterest income	1,185		(406)	52	831

Noninterest Expense
Compensation and benefits	642	$ (3)	(189)		450
Other	520	(3)	(102)		415

Total noninterest expense	1,162	(6)	(291)		865

Income before minority interest and income
taxes	557	6	(118)	52	497
Minority interest in income of BlackRock	22	1	(23)
Income taxes	181	2	(46)	3	140

Net income	$ 354	$ 3	$ (49)	$ 49	$ 357

(a)	See note (a) on page A1.
(b)	BlackRock investment revenue represents PNC's approximately 69% ownership interest in earnings of BlackRock for the second quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $13 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.
(c)	BlackRock investment revenue represents PNC's approximately 69% ownership interest in earnings of BlackRock for the first quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $6 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (continued)
The PNC Financial Services Group, Inc.
Adjusted Condensed Consolidated Income Statement Reconciliation (Unaudited) (a)

For the three months ended December 31, 2005		BlackRock
	PNC	Deconsolidation and	BlackRock	PNC
In millions	As Reported	Other Adjustments	Equity Method (b)	As Adjusted

Net Interest Income
Interest income	$ 1,034	$ (7)		$ 1,027
Interest expense	479	(2)		477

Net interest income	555	(5)		550
Provision for credit losses	24			24

Net interest income less provision for credit
losses	531	(5)		526

Noninterest Income
Asset management	431	(354)	$ 51	128
Other	723	(14)		709

Total noninterest income	1,154	(368)	51	837

Noninterest Expense
Compensation and benefits	633	(182)		451
Other	494	(75)		419

Total noninterest expense	1,127	(257)		870

Income before minority interest and income taxes
	558	(116)	51	493
Minority interest in income of BlackRock	22	(22)
Income taxes	181	(46)	3	138

Net income	$ 355	$ (48)	$ 48	$ 355

(a)	See note (a) on page A1.
(b)	BlackRock investment revenue represents PNC’s approximately 70% ownership interest in earnings of BlackRock for the fourth quarter of 2005. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

The PNC Financial Services Group, Inc.

Fourth Quarter and Full Year 2006 Earnings Conference Call

January 23, 2007

2006 Highlights

  Record net income for the year
  PNC recognized a $1.6 billion increase in capital resulting from the BlackRock/MLIM transaction
  Strong client activity – business segment earnings* grew 9%
  Balance sheet well positioned for this interest rate environment
  Overall asset quality remained very strong
  Mercantile acquisition will continue PNC’s expansion into growth markets; integration process on track

*Total business segment earnings are reconciled to total GAAP consolidated earnings in the Appendix

2

Income Statement

	Fourth Quarter	Third Quarter	Fourth Quarter
$ millions (except per share data)	2006	2006	2005

Net interest income *	$571	$574	$568
Noninterest income	969	2,943	1,154

Total revenue*	1,540	3,517	1,722
Noninterest expense	969	1,167	1,127

Pretax, pre-provision income	571	2,350	595
Provision	42	16	24

Income before minority
interest and income taxes	529	2,334	571
Minority interest	-	6	22
Income taxes*	153	844	194

Net income	$376	$1,484	$355
EPS - diluted	$1.27	$5.01	$1.20

*	Presented on a taxable-equivalent basis. See Appendix for GAAP reconciliation of net interest income, total revenue & income taxes, which are included in the 4Q06, 3Q06 & 4Q05 Income Statement reconciliations.

3

Income Statement - As Adjusted

		As Adjusted**

	Fourth Quarter	Third Quarter	Fourth Quarter
$ millions (except per share data)	2006	2006	2005

Net interest income *	$571	$571	$563
Noninterest income	979	832	837
Total revenue*	1,550	1,403	1,400
Noninterest expense	969	872	870
Pretax, pre-provision income	581	531	530
Provision	42	16	24
Income before minority
interest and income taxes	539	515	506
Minority interest	-	-	-
Income taxes*	155	135	151
Net income	$384	$380	$355
EPS - diluted	$1.30	$1.28	$1.20

*	Presented on a taxable-equivalent basis. See Appendix for GAAP reconciliation of net interest income, total revenue & income taxes, which are included in the 4Q06, 3Q06 & 4Q05 Income Statement reconciliations.

**	See Appendix for GAAP reconciliation of adjustments to reported 4Q06, 3Q06 and 4Q05 income statement, including the taxable-equivalent adjustments to net interest income, total revenue & income taxes. Adjustments to 3Q06 & 4Q05 are intended to illustrate the impact of the deconsolidation of BlackRock as if recorded on the equity method of accounting for all periods presented. Also, adjustments for certain significant items (net gain on BlackRock/MLIM transaction, balance sheet repositioning losses, and BlackRock/MLIM transaction integration costs) were made to 4Q06 and 3Q06, due to their aggregate magnitude. Other types of adjustments were not made as such adjustments would not have been similar in magnitude to the amount of those shown in the Appendix.

4

Balance Sheet Highlights -

Fourth Quarter 2006

		% Change vs.

Fourth Quarter		Third Quarter	Fourth Quarter
	Reported	Reported	Reported
Average balances, $ billions	2006	2006	2005

Loans	$49.0	(3)%	N/M
Securities	$21.2	(2)%	2%
Total interest-earning assets	$78.6	N/M	3%
Total assets	$99.0	4%	8%

Noninterest-bearing demand deposits	$14.8	2%	5%
Money market deposits	$20.9	2%	9%
Savings and retail CDs	$16.7	3%	10%
Total deposits	$65.0	1%	7%
Total borrowed funds	$14.7	N/M	(9)%

At quarter-end
Tangible common equity ratio	7.4%
Loans to deposits	76%
Deposits to total funds	65%

N/M – not meaningful

5

Cautionary Statement Regarding Forward -Looking Information

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward -looking statements within the meaning of the Private Securities Litigation Reform Act. Forward -looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward -looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward -looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward -looking statements. Because forward -looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward -looking statements, and future results could differ materially from our historical performance.

Our forward -looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2005 and in our 2006 Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports. Our forward -looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor Relations – Financial Information. ”

  Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
  The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
  Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
  Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
  Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.

6

Cautionary Statement Regarding Forward -Looking Information (continued)

  Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
  Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
  Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
  The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
  Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
  Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2005 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:

  Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.
  The transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events.

7

Cautionary Statement Regarding Forward -Looking Information (continued)

  The integration of Mercantile’s business and operations with those of PNC, which will include conversion of Mercantile’s different systems and procedures, may take longer than anticipated, may be more costly than anticipated, and may have unanticipated adverse results relating to Mercantile’s or PNC’s existing businesses.
  The anticipated benefits, including anticipated strategic gains and anticipated cost savings and other synergies of the transaction, may be significantly harder or take longer to be realized than anticipated or may not be achieved in their entirety, including as a result of unexpected factors or events, and attrition in key client, partner and other relationships relating to the transaction may be greater than expected.
  The anticipated benefits to PNC are dependent in part on Mercantile’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Mercantile’s performance (with respect to Mercantile, see Mercantile’s SEC reports, accessible on the SEC’s website) or due to factors related to the acquisition of Mercantile and the process of integrating it into PNC.

In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.

Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Mercantile’s or other company’s actual or anticipated results.

8

Additional Information About The PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”) . WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.

9

Non-GAAP to GAAP

Reconcilement				Appendix

Business Earnings Summary
	Year Ended December 31

		Earnings (Loss)
$ millions	2006	2005	Growth

Retail Banking	$765	$682	12%
Corporate & Institutional Banking	463	480	(4)%
BlackRock (a)(b)(c)	187	152	23%
PFPC	124	104	19%
Total business segment earnings	1,539	1,418	9%
Other (c)(d)	1,056	(93)

Total consolidated net income	$2,595	$1,325	96%

(a)	PNC’s ownership interest in BlackRock was approximately 69%-70% for 2005 and through the first nine months of 2006. Effective September 29, 2006, PNC’s ownership interest in BlackRock dropped to approximately 34%.

(b)	These amounts have been reduced by minority interest in income of BlackRock, excluding MLIM integration costs, totaling $65 million and $71 million for the years ended December 31, 2006 and 2005, respectively.

(c)	For this PNC business segment reporting presentation, integration costs incurred by BlackRock for the MLIM transaction totaling $47 million for 2006 have been reclassified from BlackRock to “Other”. These amounts are after-tax and, as applicable, net of minority interest.

(d)	“Other” for 2006 includes the after-tax impact of the net gain on the BlackRock/MLIM transaction, MLIM integration costs and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.

10

Non-GAAP to GAAP

Reconcilement					Appendix

Income Statement – Fourth Quarter 2006

	Reported,	Taxable-	Taxable-		As Adjusted,
	GAAP	Equivalent	Equivalent		TE
$ millions (except per share data)	Basis	Adjustment	Basis	Adjustments *	Basis

Net interest income	$566	$5	$571	-	$571
Noninterest income	969	-	969	$10	979

Total revenue	1,535	5	1,540	10	1,550
Noninterest expense	969	-	969	-	969

Pretax, pre-provision income	566	5	571	10	581
Provision	42	-	42	-	42

Income before income taxes	524	5	529	10	539
Income taxes	148	5	153	2	155

Net income	$376	-	$376	$8	$384
EPS - diluted	$1.27	-	$1.27	$0.03	$1.30

		Income		Diluted EPS
Adjustments: *	Pre-Tax	Taxes	After-Tax	Impact

BlackRock/MLIM transaction integration costs	$10	$2	$8	$0.03

11

Non-GAAP to GAAP

Reconcilement						Appendix

Income Statement – Third Quarter 2006

	Reported,	Taxable-	Taxable-	Significant	BlackRock
	GAAP	Equivalent	Equivalent	Item	Deconsolidation	As Adjusted,
$ millions (except per share data)	Basis	Adjustment	Basis	Adjustments *	& Equity Method	TE Basis

Net interest income	$567	$7	$574	-	$(3)	$571
Noninterest income	2,943	-	2,943	$(1,834)	(277)	832

Total revenue	3,510	7	3,517	(1,834)	(280)	1,403
Noninterest expense	1,167	-	1,167	(72)	(223)	872

Pretax, pre-provision income	2,343	7	2,350	(1,762)	(57)	531
Provision	16	-	16	-	-	16

Income before minority
interest and income taxes	2,327	7	2,334	(1,762)	(57)	515
Minority interest	6	-	6	14	(20)	-
Income taxes	837	7	844	(672)	(37)	135

Net income	$1,484	-	1,484	$(1,104)	-	$380
EPS - diluted	$5.01	-	$5.01	$(3.73)	-	$1.28

			Minority	Income		Diluted EPS
Significant Item Adjustments: *		Pre-Tax	Interest	Taxes	After-Tax	Impact

Gain on BlackRock/MLIM transaction		$(2,078)	-	$(785)	$(1,293)	$(4.36)
Securities portfolio rebalancing loss		196	-	69	127.43
Mortgage loan portfolio repositioning loss		48	-	17	31.10

Total included in noninterest income		(1,834)	-	(699)	(1,135)	(3.83)
BlackRock/MLIM transaction integration costs		(72)	$14	27	(31)	(.10)

Total included in noninterest expense		(72)	14	27	(31)	(.10)

Total Significant Item Adjustments		$(1,762)	$14	$(672)	$(1,104)	$(3.73)

12

Non-GAAP to GAAP

Reconcilement					Appendix

Income Statement – Fourth Quarter 2005

	Reported,	Taxable-	Taxable-	BlackRock	As Adjusted
	GAAP	Equivalent	Equivalent	Deconsolidation	For BlackRock,
$ millions (except per share data)	Basis	Adjustment	Basis	& Equity Method	TE Basis

Net interest income	$555	$13	$568	$(5)	$563
Noninterest income	1,154	-	1,154	(317)	837

Total revenue	1,709	13	1,722	(322)	1,400
Noninterest expense	1,127	-	1,127	(257)	870
Pretax, pre-provision income	582	13	595	(65)	530
Provision	24	-	24	-	24

Income before minority interest
and income taxes	558	13	571	(65)	506
Minority interest	22	-	22	(22)	-
Income taxes	181	13	194	(43)	151
Net income	$355	-	$355	-	$355
EPS - diluted	$1.20	-	$1.20	-	$1.20

13

Peer Group of Super-Regional Banks

Appendix

	Ticker
BB&T Corporation	BBT
Comerica	CMA
Fifth Third Bancorp	FITB
KeyCorp	KEY
National City Corporation	NCC
The PNC Financial Services Group, Inc.	PNC
Regions Financial	RF
SunTrust Banks, Inc.	STI
U.S. Bancorp	USB
Wachovia Corporation	WB
Wells Fargo & Company	WFC

14

PNC

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

Additional Information about the PNC/Mercantile Transaction

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.